Exhibit 99.1

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/M E No. 16.404.287/0001 - 55 NIRE No. 29.300.016.331 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 2 6 2022 1. D ATE , T IME AND P LACE : On August 2 6 , 2022 , at 09 : 00 a.m. , in an exclusively digital meeting, pursuant to item 6.4. of the Internal Rules of the Board of Directors of Suzano S.A. (“ Company ”) .. 2 .. A TTENDANCE : The following members of the Company ’ s Board of Directors attended the meeting : David Feffer ( Chairman of the Board of Directors ), Daniel Feffer ( Vice - Chairman of the Board of Directors ), Nildemar Secches ( Vice - Chairman of the Board of Directors ), Ana Paula Machado Pessoa ( Director ), Gabriela Feffer Moll ( Director ), Maria Pr iscila Rodini Vansetti Machado ( Director ), Paulo Rogerio Caffarelli ( Director ), Paulo Sergio Kakinoff ( Director ) and Rodrigo Calvo Galindo ( Director ) .. Also present were the members of the Company's Fiscal Council, M rs. Erald o Soares Peçanha , Luiz Augusto Marques Paes and Rubens Barletta. Also participated as a guest, Ms .. Silvia Krueger Pela. 3 .. Chairman and Secretary : The m eeting was presided by Mr. David Feffer and Ms .. Silvia Krueger Pela acted as secretary .. 4 .. A GENDA : To resolve on : (i) the approval of the execution , by the Company, of t he Protocol and Justification of the Merger of (a) Suzano Trading Ltd. , a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1 - 1102, herein represented in accordance with its Bylaws ; (b) Rio Verde Participações e Propriedades Rurais S.A .., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001 - 08 , registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613 - 900 ; (c) Caravel as Florestal S.A. , a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001 - 85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222 - 9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04536 - 900 ; (d) Vitex SP Participações S.A. , a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001 - 83, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.00303 79 - 1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; (e) Parkia SP Participações S.A. , a corporation, enrolled with CNPJ/ME u nder No. 16.563.671/0001 - 09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380 - 4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; (f) Sobrasil Comercial S.A. , a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001 - 01, registered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935 - 1, with head offices in the City of São Paulo, State of São

Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794 - 000 ; (g) Vitex ES Participações S.A. , a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001 - 72, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979 - 5, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Ca bral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; (h) Parkia ES Participações S.A. , a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001 - 44, registered with the Commercial Registry of the State of Rio de Janeir o under NIRE 33.3.0033899 - 3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; (i) Claraíba Comercial S.A .. , a corporation, enrol led with CNPJ/ME under No. 19.281.495/0001 - 00, registered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056 - 245 ; (j) Vitex BA Participações S.A. , a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001 - 98, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033978 - 7, with head offi ces in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; (k) Parkia BA Participações S.A. , a corporation, enrolled with CNPJ/ME under No. 42.108.507/ 0001 - 03, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827 - 6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; (l) Garacuí Comercial S.A. , a corporation, enrolled with CNPJ/ME under No.19.282.910/0001 - 32, registered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281 - 6, with head offices in the City of Teixeira de Freitas, State of Bahia, at Rua Marechal Costa e Silva, No.406, Bela Vista, ZIP Code 45990 - 307 ; (m) Vitex MS Participações S.A. , a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001 - 47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980 - 9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; (n) Parkia MS Participações S.A. , a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001 - 40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900 - 1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João C abral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057 ; and (o) Duas Marias Comercial S.A. , a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001 - 00, registered with the Commercial Registry of the State of Mato Gross o do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031 - 010 (jointly as “ Target Companies ”) by Suzano ( “ Merger Agreement ” ); ( i i) the Management Proposal to be submitted to the Extraordinary General Shareholders’ Meeting of the Company, to be convened pursuant to item (iii) below (“ EG S M ”) , concerning ( i i.1 ) the approval of all of the mergers of the Target Companies by the Company, pursuant to the terms set forth in the Merger Agreement (“ Mergers ”) ; (ii ..2 ) the ratification of the appointment of the specialized companies PricewaterhouseCoopers Auditores Independentes Ltda .. , a corporation enrolled with CNPJ/ME under No.61.562.112/0001 - 20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, and Apsis Consultoria e

**Avaliações Ltda.**, a corporation enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 ("Appraisers") for purposes of preparing the appraisal reports of the net equity of each of the Target Companies, at book value, pursuant to Section 227 of Law No. 6,404, of 15 December 1976, as amended ("Appraisal Reports" and "Brazilian Corporate Law"); and **(ii.3)** the approval of the Appraisal Reports; **(iii)** the convening of an EGSM, to be held on September 29, 2022, exclusively in digital form, to deliberate on the issues dealt with in the aforementioned items; and **(iv)** the authorization of the Company's Management to perform any and all acts, negotiate and execute any agreements and/or instruments and their possible amendments, necessary or convenient to the previous resolutions, if approved.

**5. MINUTES IN SUMMARY FORM:** The attending members of the Board of Directors, unanimously and without reservations, decided to draw up these minutes in summary form.

**6. RESOLUTIONS**: After installing the meeting, examining and discussing the matters listed in the agenda, the attending members of the Board of Directors, unanimously and without reservations, resolved:

6.1. To approve, after an analysis of the Appraisal Reports, the Merger Agreement, which sets forth general terms and conditions applicable to the Mergers, their justification and criteria for purposes of appraising the net equity of the Target Companies to be merged by the Company, authorizing the Company's management to proceed with its execution. Following certification by the presiding members, the Merger Agreement is comprised by this instrument in the form of **Exhibit A**.

6.2. To propose to the EGSM: (i) the approval of the Mergers of the Target Companies, pursuant to the terms set forth in the Merger Agreement; (ii) the ratification of the appointment of the Appraisers for purposes of preparing the Appraisal Reports, pursuant to Section 227 of Brazilian Corporations Law; and (iii) the approval of the Appraisal Reports. The Appraisal Reports are contained in Exhibit I of the Merger Agreement, comprising Exhibit A of this instrument.

6.2.1. To state that the preparation of the appraisal report referred to in Section 264 of the Brazilian Corporate Law is not applicable to the Mergers, due to the fact that Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

6.2.2. To state that the Mergers shall not entail any right of withdrawal to dissenting shareholders of the Company, provided applicable law limits such right to shareholders of merged companies, and the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies. Accordingly, the Mergers are also not subject to dissenting shareholders.

6.2.3. To state that the Mergers shall not result in a capital increase of the Company and, consequently, there will be no issuance of new shares nor any share substitution ratio,

provided the Company currently holds , directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies .. 6.2.4. To state that the Mergers shall result in the termination of the Target Companies and the full transfer, to the Company, of its net assets .. 6.3. To approve the Management Proposal concerning the Mergers, to be submitted to the Company’s shareholders at the Company EG S M, which shall be archived at the Company’s headquarters and made available to shareholders pursuant to applicable law .. 6 ..4 .. To approve the convening of the EG S M for deliberation or ratification, as the case may be, of the aforementioned matters; and 6.5 .. To authorize the Board of Officers of the Company to perform any and all actions, execute any agreements and/or instruments and their respective amendments, necessary or convenient for purposes of implementing the resolutions above , pursuant to the provisions of the Company ’ s Bylaws .. 7 .. C LOSURE : There being no further matters to be discussed, the m eeting was ended. The minutes of the m eeting were drafted, read and approved by all Directors in attendance .. São Paulo/ SP, August 26, 2 0 2 2 .. [ Remainder of the page purposely left blank ]

[ Signature page of the Minutes of the Board of Directors Meeting of Suzano S.A., held on August 2 6 , 2022, at 09:00 a.m. ] Chairman and Secretary: ___________________________ David Feffer President of the Meeting ___________________________ Silvia Krueger Pela Secretary Attending Board Members : ___________________________ David Feffer Chairman and President of the Meeting ___________________________ Daniel Feffer Vice - Chairman ___________________________ Nildemar Secches Vice - Chairman ___________________________ Ana Paula Pessoa Director ___________________________ Gabriela Feffer Moll Director ___________________________ Maria Priscila Rodini Vansetti Machado Director ___________________________ Paulo Rogerio Caffarelli Director ___________________________ Paulo Sergio Kakinoff Director ___________________________ Rodrigo Calvo Galindo Director

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/M E No. 16.404.287/0001 - 55 NIRE No. 29.300.016.331 EXHIBIT A Protocol and Justification of the Merger

PORTUGUESE VERSION SHALL PREVAIL

**PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF SUZANO TRADING LTD., RIO VERDE PARTICIPAÇÕES E PROPRIEDADES RURAIS S.A., CARAVELAS FLORESTAL S.A., VITEX SP PARTICIPAÇÕES S.A., PARKIA SP PARTICIPAÇÕES S.A., SOBRASIL COMERCIAL S.A., VITEX ES PARTICIPAÇÕES S.A., PARKIA ES PARTICIPAÇÕES S.A., CLARAÍBA COMERCIAL S.A., VITEX BA PARTICIPAÇÕES S.A., PARKIA BA PARTICIPAÇÕES S.A., GARACUÍ COMERCIAL S.A., VITEX MS PARTICIPAÇÕES S.A., PARKIA MS PARTICIPAÇÕES S.A. AND DUAS MARIAS COMERCIAL S.A. BY SUZANO S.A.**

The managers of the companies identified below, as well as the respective companies identified below:

(i) **SUZANO S.A**., a publicly held corporation, enrolled with the Corporate Taxpayer Registration of the Ministry of Economy ("CNPJ/ME") under No. 16.404.287/0001-55, registered with the Commercial Registry of the State of Bahia under Commercial Register Number ("NIRE") 29.300.016.331, with head offices in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No 1.752, 10th floor, Suites 1.009 to 1.011, Pituba, ZIP Code 41810-012, herein represented in accordance with its Bylaws ("Suzano");

(ii) **SUZANO TRADING LTD.**, a company incorporated and existing under the laws of the Cayman Islands, registered under No. 44782, with head offices P.O. BOX 1043, 238, North Church Street, George Town, Grand Cayman KY1-1102, herein represented in accordance with its articles of incorporation ("Suzano Trading");

(iii) **RIO VERDE PARTICIPAÇÕES E PROPRIEDADES RURAIS S.A**., a corporation, enrolled with CNPJ/ME under No. 29.315.065/0001-08, registered with the Commercial Registry of the State of São Paulo under NIRE 35300511832, with head offices in the City of Suzano, State of São Paulo, at Rua Dr. Prudente de Moraes, No. 4006, Suite Rio Verde Participações, ZIP Code 08613-900, herein represented in accordance with its Bylaws ("Rio Verde");

(iv) **CARAVELAS FLORESTAL S.A.**, a corporation, enrolled with CNPJ/ME under No. 15.489.351/0001-85, registered with the Commercial Registry of the State of São Paulo under NIRE 3530044222-9, with head offices in the City of São Paulo, State of São Paulo, at Rua Jerônimo da Veiga, No. 164, Sector 16, Jardim Europa, ZIP Code 04536-900, herein represented in accordance with its Bylaws ("Caravelas");

(v) **VITEX SP PARTICIPAÇÕES S.A**., a corporation, enrolled with CNPJ/ME under No. 16.563.643/0001-83, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0030379-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057, herein represented in accordance with its Bylaws ("Vitex SP");

(vi) **PARKIA SP PARTICIPAÇÕES S.A**., a corporation, enrolled with CNPJ/ME under No. 16.563.671/0001-09, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0030380-4, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block

PORTUGUESE VERSION SHALL PREVAIL 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057, herein represented in accordance with its Bylaws (“ Parkia SP ”) ; (vii) SOBRASIL COMERCIAL S.A .., a corporation, enrolled with CNPJ/ME under No. 19.257.882/0001 - 01, r egistered with the Commercial Registry of the State of São Paulo under NIRE 35.3.0045935 - 1, w ith head offices in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, Vila Gertrudes, No. 14261, W Tower Morumbi 20, 2001B Floor, Wing B, ZIP Code 04794 - 000, herein represented in a ccordance with its Bylaws (“ Sobrasil ”) ; (viii) VITEX ES PARTICIPAÇÕES S.A .., a corporation, enrolled with CNPJ/ME under No. 43.173.214/0001 - 72, r egistered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033979 - 5, with head offic es in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057, herein represented in accordance with its Bylaws (“ Vitex ES ”) ; (ix) PARKIA ES PARTICIPAÇÕES S.A .., a corporation, enrolled with CNPJ/ME under No. 42.566.097/0001 - 44, r egistered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033899 - 3, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057, herein represented in accordance with its Bylaws (“ Parkia ES ”) ; (x) CLARAÍBA COMERCIAL S.A. , a corporation, enrolled with CNPJ/ME under No. 19.281.495/0001 - 00, r e gistered with the Commercial Registry of the State of Espírito Santo under NIRE 32.300.033.822, with head offices in the City of Vitória, State of Espírito Santo, a t Avenida Nossa Senhora da Penha, No. 1255, Suite 502, Santa Lúcia, ZIP Code 29056 - 245, herein represented in accordance with its Bylaws (“ Claraíba ”) ; (xi) VITEX BA PARTICIPAÇÕES S.A. , a corporation, enrolled with CNPJ/ME under No. 43.173.154/0001 - 98, r egistered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.00339 78 - 7, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057, herein represented in accordance with its Bylaws (“ Vitex BA ”) ; (xii) PARKIA BA PARTICIPAÇÕES S.A. , a corporation, enrolled with CNPJ/ME under No. 42.108.507/0001 - 03, r egistered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033827 - 6, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775 - 057, herein represented in accordance with its Bylaws (“ Parkia BA ”) ; (xiii) GARACUÍ COMERCIAL S.A. , a corporation, enrolled with CNPJ/ME under No. 19.282.910/0001 - 32, r egistered with the Commercial Registry of the State of Bahia under NIRE 29.3.0003281 - 6, with head offices in the City of Teixeira de Freitas, State of Bahia, a t Rua Marechal Costa e Silva, No. 406, Bela Vista, ZIP Code 45990 - 307, her ein represented in accordance with its Bylaws (“ Garacuí ”) ;

PORTUGUESE VERSION SHALL PREVAIL

(xiv) **VITEX MS PARTICIPAÇÕES S.A.**, a corporation, enrolled with CNPJ/ME under No. 43.173.259/0001-47, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 333.0033980-9, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057, herein represented in accordance with its Bylaws ("Vitex MS");

(xv) **PARKIA MS PARTICIPAÇÕES S.A.**, a corporation, enrolled with CNPJ/ME under No. 42.566.153/0001-40, registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0033900-1, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 2, Suite 215, Barra da Tijuca, ZIP Code 22775-057, herein represented in accordance with its Bylaws ("Parkia MS");

(xvi) **DUAS MARIAS COMERCIAL S.A.**, a corporation, enrolled with CNPJ/ME under No. 19.328.576/0001-00, registered with the Commercial Registry of the State of Mato Grosso do Sul under NIRE 54.300.005.606, with head offices in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, No. 5723, Suite 1601, Santa Fé, ZIP Code 79031-010, herein represented in accordance with its Bylaws ("Duas Marias" and,

Duas Marias, jointly with Vitex SP, Parkia SP, Sobrasil, Vitex ES, Parkia ES, Claraíba, Vitex BA, Parkia BA, Garacuí, Vitex MS, Parkia MS, as "Parkia Companies" and,

Suzano Trading, Rio Verde, Caravelas and the Parkia Companies, the "Target Companies".

Suzano and the Target Companies jointly designated as "Parties" and, individually, "Party").

**HEREBY DECIDE** to execute, for the reasons and purposes detailed below pursuant to Sections 224 and 225 of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporate Law"), the present Instrument of Protocol and Justification of Merger ("Merger Agreement"), concerning the merger of the Target Companies by Suzano, under the following terms and conditions:

## 1. INTRODUCTION

1.1. Purpose. The purpose of this Merger Agreement is to substantiate the justifications, terms and conditions of the merger of the Target Companies by Suzano, with their consequent termination and transfer all of its assets to Suzano ("Mergers").

1.1.1. Order of Mergers. The Parties agree that the acts of mergers are considered independent, and shall occur in stages within a single act, at the EGSM, according to the following order:

(i) Mergers of Caravelas, Rio Verde, Suzano Trading, Vitex SP, Vitex ES, Vitex BA and Vitex MS, as illustrated bellow:

PORTUGUESE VERSION SHALL PREVAIL (ii) Then, the mergers of Parkia SP, Parkia ES, Parkia BA and Parkia MS, as illustrated bellow: (iii) And, final ly, the mergers of Sobrasil, Claraíba, Garacuí and Duas Marias, as illustrated bellow:

PORTUGUESE VERSION SHALL PREVAIL

1.2. Justification. After an analysis of the current situation of the Target Companies and Suzano, and considering that Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital issued by each of the Target Companies, and that upon the merger of each of the Target Companies, Suzano shall directly hold one hundred percent (100%) of the share capital issued by each of the Target Companies, observing the order of mergers defined in Section 1.1.1 above, the managements of the Parties decided to propose the Mergers, based on the assumption that the unification of activities performed by the Target Companies and Suzano will allow for efficiency and synergy improvements stemming from the reduction of overall operational, logistical and administrative costs and risks, as well as result in management optimization and simplification of the corporate structure.

**2. APPRAISAL CRITERIA; ADJUSTMENT OF EQUITY VARIATIONS**. As a result of the Mergers, Suzano will receive all assets and liabilities of the Target Companies, succeeding them on an universal basis with regard to the entirety of their assets, rights and liabilities, without discontinuity.

2.2. Base Dates: The appraisal reports, prepared in accordance with the financial statements, have as reference dates the following: (i) May 31, 2022, regarding the Mergers of Suzano Trading and Rio Verde; (ii) June 30, 2022, regarding the Mergers of the Parkia Companies; and (iii) August 9, 2022, regarding the Merger of Caravelas ("Base Dates").

2.3. Appraisal Criteria. The assets, rights and liabilities comprising each of the Target Companies' net equity that will be transferred to Suzano will be appraised at their respective book values.

2.4. Appraiser; Appraisal Reports. The managers of the Parties appoint and engage, *ad referendum* of the Approval Actions (as defined below) as the appraisers to perform the appraisal, pursuant to Section 2.3 above, **PricewaterhouseCoopers Auditores Independentes Ltda.**, a corporation enrolled with CNPJ/ME under No. 61.562.112/0004-73, with head offices in the City of Salvador, State of Bahia, at Avenida Tancredo Neves, No. 620, 30th floor, Suites 3001 to 3012, and 34th floor, Suites 3401 to 3406, Caminho das Árvores, ZIP Code 41820-020 ("PwC") responsible for preparing the net equity appraisal reports of Suzano Trading and Rio Verde at book value, and **Apsis Consultoria e Avaliações Ltda**, a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 ("Apsis" and, jointly with PwC, the "Appraisers") responsible for preparing the net equity appraisal reports of Parkia Companies and Caravelas, at their respective book value ("Appraisal Reports"), which comprise and are an integral and inseparable section of this Merger Agreement for applicable legal purposes, attached herein as Exhibit I.

2.4.1. Considering that Suzano currently holds, directly or indirectly, one hundred percent (100%) of the share capital issued by each of the Target Companies, and that upon the merger of each of the Target Companies, Suzano shall directly hold one hundred percent (100%) of the share capital of the Target Companies, observing the order of mergers defined in Section 1.1.1 above, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission ("CVM") issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, it

PORTUGUESE VERSION SHALL PREVAIL will not be necessary to prepare the reports referred to in Section 264 of the Brazilian Corporate Law .. 2.4.2. Pursuant to Section 227, Paragraph 1º, of the Brazilian Corporate Law, the appoi ntment of the Appraiser s shall be subject to the ratification in the general shareholders’ meeting of Suzano concerning the Mergers .. 2.4.3. The Mergers shall not grant the right of withdrawal to dissenting shareholders of Suzano (i.e. the merging company) in connection with the Merger s , provided that the applicable law limits such right to shareholders of the Target Companies (i.e. the merged companies), and and that Suzano currently holds , directly or indirectly, one hundred percent (100% ) of the share capita l of each of the Target Companies, and that upon the merger of each of the Target Companies, Suzano shall direct ly hold one hundred percent (100% ) of the share capital of each of the Target Companies, observing the order of mergers defined in Section 1.1. 1 above .. Thus, there are also no dissenting shareholders and, consequently, no reimbursement value to the shareholders of the Target Companies as a result of the Mergers. 2.4.4. The Appraiser s hereby represented that: (i) there are no potential or current confli ct or common interest matters with the Parties’ shareholders or, further, with regard to the Mergers; and (ii) the shareholders or the managers of the Parties have not directed, limited, impaired or performed any acts which compromised or may compromise th e access, use or knowledge of material information, property, documents or work methodologies in connection with the quality of their conclusions. The Appraiser s w ere selected for the services described herein due to its wide and renowned experience with p repar ing reports and appraisals of such nature. 2.4.5. Suzano shall bear all costs related to the engagement of the Appraiser s for prepar ing the Appraisal Reports. 2.5. Transferred Net Equity; Share Capital Adjustments. Pursuant to the Appraisal Reports, the net equity of the Target Companies for purposes of the Mergers totals R$ 11 , 012 , 795 , 0 64. 65 ( eleven billion, twelve million, seven hundred and ninety - five thousand, sixty - four Brazilian reais and sixty - five cents), which constitutes the total n et assets transferred to Suzano. 2.5.1. Pursuant to the Appraisal Reports, the individual net equity amount s of each of the Target Companies for purposes of the Mergers are as follows: (i) Suzano Trading : R$ 1 , 386 , 964 , 264 .. 86 ( one billion, three hundred and eighty - six million, nine hundred and sixty - four thousand, two hundred and sixty - four Brazilian reais and eighty - six cents ) ; (ii) Rio Verde : R$ 361 , 815 , 846 .. 61 ( three hundred and sixty - one million, eight hundred and fifteen thousand, eight hundred and forty - six Brazilian reais and sixty - one cents ); (iii) Caravelas : R$ 111 , 322 , 660 .. 02 ( one hundred and eleven million, three hundred and twenty - two thousand, six hundred and sixty Brazilian reais and two cents );

PORTUGUESE VERSION SHALL PREVAIL (iv) Vitex S P : R$ 427 , 314 , 433 .. 50 ( four hundred and twenty - seven m illion, three hundred and fourteen thousand, four hundred and thirty - three Brazilian reais and fifty cents ); (v) Parkia SP : R$ 569 , 775 , 389 .. 95 ( five hundred and sixty - nine million, seven hundred and seventy - five thousand, three hundred and eighty - nine Brazilia n reais and ninety - five cents ); (vi) Sobrasil : R$ 569 , 629 , 781 .. 78 ( five hundred and sixty - nine million, six hundred and twenty - nine thousand, seven hundred and eighty - one Brazilian reais and seventy - eight cents ); (vii) Vite x ES : R$ 622 , 709 , 381 .. 30 ( six hundred and twenty - two million, seven hundred and nine thousand, three hundred and eighty - one Brazilian reais and thirty cents ); (viii) Parkia ES : R$ 830 , 221 , 800 .. 05 ( eight hundred and thirty million, two hundred and twenty - one thousand and eight hundred Brazilian reais and five cents ); (ix) Claraíba : R$ 830 , 149 , 310 .. 61 ( eight hundred thirty million, one hundred forty - nine thousand, three hundred and ten Brazilian reais and sixty - one cent s ); (x) Vitex BA : R$ 847 , 916 , 828 .. 06 ( eight hundre d and forty - seven million, nine hundred and sixteen thousand, eight hundred and twenty - eight Brazilian reais and six cents ); (xi) Parkia BA : R$ 1 , 130 , 578 , 024 .. 49 ( one billion, one hundred and thirty million, five hundred and seventy - eight thousand and twenty - four Brazilian reais and forty - nine cents ); (xii) Garacuí : R$ 1 , 130 , 487 , 89 3. 45 ( one billion, one hundred and thirty million, four hundred and eighty - seven thousand, eight hundred and ninety - three Brazilian reais and forty - five cents ); (xiii) Vitex MS : R$ 598 , 3 96 , 625 .. 92 ( five hundred and ninety - eight million, three hundred and ninety - six thousand, six hundred and twenty - five Brazilian reais and ninety - two cents ); (xiv) Parkia M S : R$ 797 , 805 , 411 .. 83 ( seven hundred and ninety - seven million, eight hundred and five thousa nd, four hundred and eleven Brazilian reais and eighty - three cents ); and (xv) Duas Marias : R$ 797 , 707 , 412 .. 22 ( seven hundred and ninety - seven million, seven hundred and seven thousand, four hundred and twelve Brazilian reais and twenty - two cents). 2.5.2. The Mergers shall not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of shares , in view of the fact that Suzano currently holds , directly or indirectly, one hundred percent (100% ) of the share capital of each of the Target Co mpanies and, therefore, the net equity of each of the Target Companies is already fully reflected in Suzano ’ s net equity.

PORTUGUESE VERSION SHALL PREVAIL 2.6. Transferred Equity Components of the Target Companies to Suzano .. As a result of the Mergers, the entirety of the equity components o f assets and liabilities of each of the Target Companies shall be transferred to Suzano .. 2.6.1. Among the assets and liabilities of the Target Companies transferred to Suzano, for purely illustrative purposes and without limitation in connection with other assets and liabilities comprising the equity of each of the Target Companies, are the following : ( a ) all offices and branches of the Target Companies listed in Exhibit II of this Merger Agreement, whose activities shall be performed by Suzano’s branches fo llowing the Mergers; ( b ) all fixed assets of the Target Companies, including, without limitation, the real estate properties listed in each of the Target Companies ’ Appraisal Reports, which also contain the individual book value of each real estate propert y, whose copies of the respective property re gistries are attached hereto in Exhibit III ; ( c ) all personal and/or real guarantees granted and provide d by third - parties in favor of the Target Companies , if any ; ( d ) all agreements in which the Target Compani es are a party to. 2.6.2. It is hereby noted that, following the regist e r of the Mergers in the respective property registries of the real estate properties listed in Exhibit III of thi s Merger Agreement, S uzano shall be the valid owner of the aforementioned real estate properties, as well as those that have been acquired by the Target Companies after the date of the Acts of Approval. 2.6.3. For clarification purposes, with regard to the Merger s , all assets and rights of the Target Companies shall be transferred to Suzano by universal succession , regardless if mentioned or not in the Exhibits mentioned in this Merger Agreement. 2.7. Equity Variation .. Equity variations occurring between the Base Date s and the date of completion of the Mergers shall be absorbed by Suzano, including positive and negative results arising from changes during such period, considering, in each case, the respective transferred net equity .. 3. CORPORATE APPROVALS; SHARE CAPITAL 3.1. Approval Actions .. The completion of the Mergers depends on the performance of the following acts (“ Approval Actions ”), all interdependent, which shall be coordinated to occur on the first call on the same date: (i) Extraordinary General Shareholders’ Meeting of Suzano to discuss : (a) the approval of the execution of this Merger Agreement, (b) the ratification of the appointment of the Appraiser s , (c) the approval of the Appraisal Reports; (d) the approval of the Mergers , subject to the terms of this Merger Agreement, and , (e) the authorization o f the board of officers of Suzano to p erform all acts necessary for the effectuation and implementation of the resolutions to be discussed and approved by the shareholders of Suzano at the referred Extraordinary General Shareholders’ Meeting (“ Suzano EG S M ”); and (ii) Extraordinary Gene ral Shareholders’ Meeting of each of the Target Companies to discuss (a) the execution of this Merger Agreement , (b) the appointment of the Appraiser s , (c) the approval of the Appraisal Reports , (d) the approval of the Mergers , subject to the terms of this Merger Agreement, and , e ( e ) the authorization of the

PORTUGUESE VERSION SHALL PREVAIL

management of the respective Target Companies to perform all acts necessary for the effectuation and implementation of the resolutions to be discussed and approved by the shareholders of each of the Target Companies at the aforementioned Extraordinary General Shareholders' Meetings ("Target Companies EGSM"); and

**(iii)** All those deemed necessary under the laws and regulations of the Cayman Islands with regard to the Suzano Trading Merger, including, but not limited to: (a) the approval of the Plan of Merger, establishing the terms and conditions of the Suzano Trading merger by Suzano; (b) a voluntary declaration testifying the terms and conditions of the Suzano Trading merger by Suzano, signed by an officer of Suzano; (c) a voluntary declaration testifying the terms and conditions of the Suzano Trading merger by Suzano, signed by a member of the Board of Directors of Suzano Trading; (d) minutes of the meeting of the Board of Directors of Suzano Trading, approving, among other matters, its merger by Suzano; (e) minutes of the Extraordinary General Shareholders' Meeting of Suzano, approving the merger of Suzano Trading by Suzano; and (f) issuance of a Notice of Evidence of Merger.

3.1.1. Each Target Companies' EGSM shall be interdependent on the approval of the respective Merger by the Suzano EGSM, provided the merger of each of the Target Companies by Suzano constitutes an independent legal act, and any of the acts within shall be deemed severable and valid regardless of the validity of the remaining acts.

3.1.2. Suzano acknowledges that, provided the Mergers will not result in a capital increase, its Bylaws shall not be amended for this specific purpose.

## 4. OTHER COVENANTS

4.1. *Pro Forma* Financial Information. The requirements set forth in Chapter III of CVM Resolution No. 78, dated March 29, 2022, are not applicable to the Mergers, considering that they: (i) do not represent a dilution greater than five percent (5%), since they will not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of shares, and (ii) do not constitute a relevant transaction for purposes of OCPC Technical Guideline No. 06 (*Orientação Técnica OCPC nº 06*).

## 5. FINAL PROVISIONS

5.1. Succession in Rights and Obligations. Pursuant to Section 227 of the Brazilian Corporate Law, Suzano shall take over the assets and liabilities regarding the net equity of the Target Companies that shall be transferred to it, pursuant to the terms of this Merger Agreement as a result of the Mergers, without any discontinuity.

5.2. Completion. It will be the responsibility of the Parties' managements to perform all the acts, registers and annotations necessary for the completion of the Mergers, following the approval pursuant to the Approval Actions, including recognizing the existence of any assets or rights transferred to Suzano by means of the Mergers.

5.3. Disclosure. The applicable documents shall be made available to the shareholders of Suzano and of the Target Companies at: (i) their respective head offices as of the date of the call notices of the Approval Actions, and/or, as applicable, (ii) on the Investor

PORTUGUESE VERSION SHALL PREVAIL Relations website of Suzano ( https://ri.suzano.com.br ) and (iii) on the websites of the CVM and B3 S.A. – Brasil, Bolsa, Balcão .. 5.4. Amendment .. This Merger Agreement may only be amended by written instrument executed by the Parties ’ managements .. 5.5. Nullity and Inefficacy .. Any statement by any court of nullity or non - effectiveness of any of the provisions set forth in this Merger Agreement shall not impair the validity or effectiveness of the remaining provisions, which shall be fully complied with, and the Parties herby agree to endeavor their best efforts so as to validly reach a n agreement to obtain the same effects of the annulled or non - effective provision .. 5.6. Waiver .. The failure or delay by any of the Parties in exercising any rights under this Merger Agreement shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing .. 5.7. Irrevocability and Irreversibility .. The present Merger Agreement is irrevocable and irreversible, and the obligations hereby assumed by the Parties are also binding on their successors by any measure whatsoever .. 5.8. Assignment .. The assignment of any rights and obligations set forth in this Merger Agreement without prior and express consent, in writing, by the Parties, is hereby prohibited .. 5.9. En forceable Title .. This Merger Agreement signed in the presence of two (2) witnesses shall serve as an extrajudicial enforceable title pursuant to the civil procedural law, for all legal effects. The Parties hereby acknowledge that (i) this Merger Agreement constitutes an extrajudicial enforceable title, for all purposes and effects of Law No. 13.105, of 16 March 2015, as amended; and (ii) is subject to specific performance in accordance with the applicable law. 5.10. Applicable Law .. This Merger Agreement shall be interpreted and governed by the laws of the Federative Republic of Brazil. 5.11. Jurisdiction .. The Parties and their respective managements appoint the Central Court of São Paulo , State of São Paulo , to settle any disputes arisi ng from this Merger Agreement. And, being fair and agreed , the managers of the Parties sign this Merger Agreement in as many counterparts as needed, of equal tenor and form and to one and the same effect, together with the witnesses below. S ão Paulo , Aug ust 2 6 , 2022 [ Remainder of page purposely blank ]

PORTUGUESE VERSION SHALL PREVAIL

*[Signature page 1/4 of the Protocol and Justification Instrument of the Merger of Suzano Trading Ltd., Rio Verde Participações e Propriedades Rurais S.A., Caravelas Florestal S.A., Vitex SP Participações S.A., Parkia SP Participações S.A., Sobrasil Comercial S.A., Vitex ES Participações S.A., Parkia ES Participações S.A., Claraíba Comercial S.A., Vitex BA Participações S.A., Parkia BA Participações S.A., Garacuí Comerical S.A., Vitex MS Participações S.A., Parkia MS Participações S.A., and Duas Marias Comercial S.A. by Suzano S.A., executed on August 26, 2022.]*

**SUZANO S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name: | Name: |
| Position: | Position: |

**SUZANO TRADING LTD.**

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|---|---|
| ______________________________ | ______________________________ |
| Name: | Name: |
| Position: | Position: |

**RIO VERDE PARTICIPAÇÕES E PROPRIEDADES RURAIS S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name: | Name: |
| Position: | Position: |

**CARAVELAS FLORESTAL S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name: | Name: |
| Position: | Position: |

**VITEX SP PARTICIPAÇÕES S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name: | Name: |
| Position: | Position: |

PORTUGUESE VERSION SHALL PREVAIL

*[Signature page 2/4 of the Protocol and Justification Instrument of the Merger of Suzano Trading Ltd., Rio Verde Participações e Propriedades Rurais S.A., Caravelas Florestal S.A., Vitex SP Participações S.A., Parkia SP Participações S.A., Sobrasil Comercial S.A., Vitex ES Participações S.A., Parkia ES Participações S.A., Claraíba Comercial S.A., Vitex BA Participações S.A., Parkia BA Participações S.A., Garacuí Comerical S.A., Vitex MS Participações S.A., Parkia MS Participações S.A., and Duas Marias Comercial S.A. by Suzano S.A., executed on August 26, 2022.]*

**PARKIA SP PARTICIPAÇÕES S.A.**

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|---|---|
| ______________________________<br>Name:<br>Position: | ______________________________<br>Name:<br>Position: |

**SOBRASIL COMERCIAL S.A.**

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|---|---|
| ______________________________<br>Name:<br>Position: | ______________________________<br>Name:<br>Position: |

**VITEX ES PARTICIPAÇÕES S.A.**

| | |
|---|---|
| ______________________________<br>Name:<br>Position: | ______________________________<br>Name:<br>Position: |

**PARKIA ES PARTICIPAÇÕES S.A.**

| | |
|---|---|
| ______________________________<br>Name:<br>Position: | ______________________________<br>Name:<br>Position: |

**CLARAÍBA COMERCIAL S.A.**

| | |
|---|---|
| ______________________________<br>Name:<br>Position: | ______________________________<br>Name:<br>Position: |

PORTUGUESE VERSION SHALL PREVAIL

*[Signature page 3/4 of the Protocol and Justification Instrument of the Merger of Suzano Trading Ltd., Rio Verde Participações e Propriedades Rurais S.A., Caravelas Florestal S.A., Vitex SP Participações S.A., Parkia SP Participações S.A., Sobrasil Comercial S.A., Vitex ES Participações S.A., Parkia ES Participações S.A., Claraíba Comercial S.A., Vitex BA Participações S.A., Parkia BA Participações S.A., Garacuí Comerical S.A., Vitex MS Participações S.A., Parkia MS Participações S.A., and Duas Marias Comercial S.A. by Suzano S.A., executed on August 26, 2022.]*

**VITEX BA PARTICIPAÇÕES S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name:<br>Position: | Name:<br>Position: |

**PARKIA BA PARTICIPAÇÕES S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name:<br>Position: | Name:<br>Position: |

**GARACUÍ COMERCIAL S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name:<br>Position: | Name:<br>Position: |

**VITEX MS PARTICIPAÇÕES S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name:<br>Position: | Name:<br>Position: |

**PARKIA MS PARTICIPAÇÕES S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name:<br>Position: | Name:<br>Position: |

PORTUGUESE VERSION SHALL PREVAIL

*[Signature page 4/4 of the Protocol and Justification Instrument of the Merger of Suzano Trading Ltd., Rio Verde Participações e Propriedades Rurais S.A., Caravelas Florestal S.A., Vitex SP Participações S.A., Parkia SP Participações S.A., Sobrasil Comercial S.A., Vitex ES Participações S.A., Parkia ES Participações S.A., Claraíba Comercial S.A., Vitex BA Participações S.A., Parkia BA Participações S.A., Garacuí Comerical S.A., Vitex MS Participações S.A., Parkia MS Participações S.A., and Duas Marias Comercial S.A. by Suzano S.A., executed on August 26, 2022.]*

**DUAS MARIAS COMERCIAL S.A.**

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name: | Name: |
| Position: | Position: |

**Witnesses**:

| | |
|---|---|
| ______________________________ | ______________________________ |
| Name: | Name: |
| CPF/ME: | CPF/ME: |

PORTUGUESE VERSION SHALL PREVAIL EXHIBIT I OF THE PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF THE TARGET COMPANIES BY SUZANO S.A. Appraisal Reports

(A free translation of the original in Portuguese) Suzano Trading Ltd. Report on the net book equity value based on the accounting records on May 31, 2022 DocuSign Envelope ID: C2145EFA-37E4-492C-B9AF-D401D578AAB9

(A free translation of the original in Portuguese) 2 of 6 PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br Report on the net book equity value based on the accounting records To the Shareholders and Management Suzano Trading Ltd. Information on the audit firm 1 PricewaterhouseCoopers Auditores Independentes Ltda., a civil partnership established in the capital city of the state of São Paulo, at at Avenida Brigadeiro Faria Lima, 3732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 2th Civil Registry of Legal Entities of São Paulo, SP on January 15, 1958, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated January 1st, 2022, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 159,804, at March 22, 2022, represented by its undersigned partner, Mr. José Vital Pessoa Monteiro Filho, Brazilian, married, accountant, holder of Identity Card no 2.473.281 enrolled in the Individual Taxpayers Register (CPF) under no 856.126.184-68 and the Regional Accounting Council of the State of Pernambuco under no 1 PE016700/O-0, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Suzano Trading Ltd. ("Company") at May 31, 2022, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2 The objective of the report of the net book equity value at May 31, 2022 of Suzano Trading Ltd. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. DocuSi g n Envelope ID: C2145EFA-37E4-492C-B9AF-D401D578AAB9

Suzano Trading Ltd. 3 of 6 "This document will be signed electronically usingDocuSign (www.docusign.com.br), pursuant to art. 10, § 2, of Medida Provisória (Provisional Decree) No. 2200-2/2001 and was prepared on the date indicated, being valid for all legal purposes." Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion on the net book equity value of the Company at May 31, 2022, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6 Based on the work performed, we conclude that the amount of R$ 1,386,964,264.86, according to the balance sheet at May 31, 2022, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Suzano Trading Ltd. according to accounting practices adopted in Brazil. São Paulo, June 21, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 José Vital Pessoa Monteiro Filho Contador CRC 1PE016700/O-0 DocuSign Envelope ID: C2145EFA-37E4-492C-B9AF-D401D578AAB9 J J éVitlPMti

DocuSign Envelope ID: C2145EFA-37E4-492C-B9AF-D401D578AAB9

**Attachment I to report on the net book equity value based on the accounting records issued on June 21, 2022**

## Suzano Trading Ltd.

**Balance sheet**
**On May 31, 2021**

(A free translation of the original in Portuguese)

| Asset | | Reais | Liabilities | | Reais |
|---|---|---|---|---|---|
| Currents | | | Current | | |
| Cash and cash equivalents | 12 | 1,390,205,399.84 | Accounts payable from related parties | | 706,964.83 |
| Trade accounts receivable | | 2,293,082.65 | Advance from customers | | 4,273.73 |
| Receivable from related parties | | 10,749,289.00 | Accrual | 3 | 15,572,268.07 |
| Total current assets | | 1,403,247,771.49 | Total current liabilities | | 16,283,506.63 |
| | | | Total liabilities | | 16,283,506.63 |
| | | | Equity | | |
| | | | Share capital | | 311,086,844.06 |
| | | | Retained earnings reserves | | 1.075.877.420,80 |
| | | | Total equity | | 1,386,964,264.86 |
| Total asset | | 1,403,247,771.49 | Total liabilities and equity | | 1,403,247,771.49 |

*

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Trading Ltd., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022.

4 of 6

(A free translation of the original in Portuguese) Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Suzano Trading Ltd. Notes to the balance sheet On May 31, 2021 This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Trading Ltd., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 5 of 6 1 Basis of preparation and summary of the significant accounting policies The balance sheet on May 31, 2022, was prepared with the objective of report of the net book equity value of the Suzano Trading Ltd. to be used in the merger into Suzano S.A. The balance sheet on May 31, 2022, has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee ("CPC"). In preparing this financial information, it is necessary to use the determination exercise by the Company's Management in the process of applying the accounting policies. The main accounting policies applied in the preparation of this balance sheet are set forth below. 1.1 Cash and cash equivalents Comprises cash balances, bank deposits and short-term investments whose original maturities, on the acquisition date, were equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change, of value. 1.2 Trade accounts payable and Advance from customers An asset is recognized only when it is probable that its future economic benefit will be generated in favor of the Company and its cost or value can be reliably measured. A liability is recognized when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle it. 1.3 Share capital Nominal shares are classified under shareholders' equity. 2 Cash and cash equivalent Average yield p ..a. p ercenta g e May 31, 2022 Cash and banks (*) 1,00 1.390.205.399,84 1.390.205.399,84 (*) Refers substantially to investments in foreign currency in the Sweep Account modality, which is a remunerated account, whose balance is applied and made available automatically and daily. DocuSign Envelope ID: C2145EFA-37E4-492C-B9AF-D401D578AAB9

(A free translation of the original in Portuguese) Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Suzano Trading Ltd. Notes to the balance sheet On May 31, 2021 This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Trading Ltd., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 6 of 6 3 Acruall May 31, 2022 A ccrual (*) 15,572,267,70 15,572,267,70 (*) It refers to the provision for differential anti-dumping duties paid and levied on sales in the American market, which is an instrument of trade defence, which is characterized as a protection of the local industry that are applied when a certain country exports its products. at a price lower than that traded on its domestic market. * * * DocuSign Envelope ID: C2145EFA-37E4-492C-B9AF-D401D578AAB9

(A free translation of the original in Portuguese) Rio Verde Participações e Propriedades Rurais S.A. Report on the net book equity value based on the accounting records at May 31, 2022 DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

(A free translation of the original in Portuguese) 2 of 10 PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br Report on the net book equity value based on the accounting records To the Shareholders and Management Rio Verde Participações e Propriedades Rurais S.A. Information on the audit firm 1 PricewaterhouseCoopers Auditores Independentes Ltda., a civil partnership established in the capital city of the state of São Paulo, at Avenida Brigadeiro Faria Lima, 3732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with its partnership deed registered at the 2th Civil Registry of Legal Entities of São Paulo, SP on January 15, 1958, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated January 1st, 2022, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under No. 159,804, at March 22, 2022, represented by its undersigned partner, Mr. José Vital Pessoa Monteiro Filho, Brazilian, married, accountant, holder of Identity Card No. 2.473.281 enrolled in the Individual Taxpayers Register (CPF) under No. 856.126.184-68 and the Regional Accounting Council of the State of Pernambuco under No. 1 PE016700/O-0, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Rio Verde Participações e Propriedades Rurais S.A. ("Company") at May 31, 2022, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2 The objective of the report of the net book equity value at May 31, 2022 of Rio Verde Participações e Propriedades Rurais S.A. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

Rio Verde Participações e Propriedades Rurais S.A. 3 of 10 "This document will be signed electronically using DocuSign (www.docusign.com.br), pursuant to art. 10, § 2, of Medida Provisória (Provisional Decree) No. 2200-2/2001 and was prepared on the date indicated, being valid for all legal purposes." Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion on the net book equity value of the Company at May 31, 2022, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that full audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6 Based on the work performed, we conclude that the amount of R$ 361,815,846.61, according to the balance sheet at May 31, 2022, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Rio Verde Participações e Propriedades Rurais S.A. according to accounting practices adopted in Brazil. São Paulo, June21, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 José Vital Pessoa Monteiro Filho Contador CRC 1PE016700/O-0 DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7 Jo J J J sé V it al P es so a Mo nt ei r

Attachment I to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Balance sheet At May 31, 2022 (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 4 of 10 Asset Reais Liabilities Reais Current Current Cash and cash equivalents 3,.2 Taes payable 3. Recoverable taes 3,1.20 Total current liabilities 3. Total current assets 0,3. Total liabilities 3. Noncurrent Property, plant and equipment Note 2 31,,321.01 quity Share capital 3,23,1.00 Total noncurrent assets 31,,321.01 Accumulated losses 1,,0.3 Total equity 31,1,.1 Total asset 31,1,. Total liabilities and equity 31,1,. DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 5 of 10 1 Basis of preparation and summary of the significant accounting practices The balance sheet at May 31, 2022 was prepared with the objective of report of the net book equity value of the Rio Verde Participações e Propriedades Rurais S.A. ("Company"), to be used in the merger into Suzano S.A. The balance sheet at May 31, 2022 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1 Cash and cash equivalents Include cash on hand and bank deposits, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. 1.2 Property, plant and equipment Stated at the cost of acquisition, formation, construction or dismantling, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated. The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the related cash-generating unit is devalued. Such condition is also applied if the asset's recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell. The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset and are depreciated over the remaining useful life of the related asset. Repairs and maintenance are expensed when incurred. 1.3 Share capital Common shares are classified under shareholders' equity, at cost. DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 6 of 10 2 Property, plant and equipment The balance of property, plant and equipment of R$ 361,775,321.01 consists of lands in the amount of R$ 358,422,701.64, construction in progress in the amount of R$ 3,351,448.18, and computers in the amount of R$ 1,171.19. In order to fulfill certain requirements with the real estate registry offices and notary offices (when applicable), we describe below, the list of properties included in our accounting records: DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 7 of 10 Item Realty name Registration denomination Registration Registry office Location Area Amount Owner Property type 1 Boi Preto rea B I aenda Invejado leba B1 Remanescente 132 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2.,10 2,,003. Rio Verde Proprietary 2 Boi Preto aenda Sol Nascente rea esmembrada 1 100 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 3,3 ,1,332.1 Rio Verde Proprietary 3 Boi Preto aenda Invejado B1 esmembrada leba A 11 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS , ,,1.0 Rio Verde Proprietary Boi Preto aenda Invejado B1 esmembrada leba B 12 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 11, 131,. Rio Verde Proprietary Boi Preto Invejado lobo B I Romanos combo lobo A I aenda Invejado leba BII Remanescente leba A1 203 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2., 2,21,11.33 Rio Verde Proprietary Invejado rea II aenda Invejado rea II esmembrada da leba A1 1223 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,00 ,2.1 Rio Verde Proprietary Invejado rea III aenda Invejado rea III esmembrada da leba A1 122 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,00 3,3.3 Rio Verde Proprietary Invejado rea IV aenda Invejado rea IV esmembrada da leba A1 122 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,00 3,3.3 Rio Verde Proprietary Invejado rea V aenda Invejado rea V esmembrada da leba A1 122 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,00 3,3.3 Rio Verde Proprietary 10 Invejado rea VI aenda Invejado rea VI esmembrada da leba A1 122 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 13,00 133,2.1 Rio Verde Proprietary 11 Invejado rea VII aenda Invejado rea VII esmembrada da leba A1 122 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,00 3,02.1 Rio Verde Proprietary 12 Invejado rea I B aenda Invejado rea IB Remanescente da leba A1 122 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2,0 31,1. Rio Verde Proprietary DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 8 of 10 Item Realty name Registration denomination Registration Registry office Location Area Amount Owner Property type 13 So Carlos aenda So Carlos 100 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ..0, 0,1,2. Rio Verde Proprietary 1 Leopoldina aenda So Miguel 133 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2.2,0 23,,. Rio Verde Proprietary 1 Sagrada amlia aenda Sagrada amlia Parte 2 1 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2,23 2,11.3 Rio Verde Proprietary 1 Bom Jardim aenda Bom Jardim leba A rea 01 203 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,3 ,,0. Rio Verde Proprietary 1 Santa Clara aenda Santa Clara 11 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2.20,0 22,121,2.2 Rio Verde Proprietary 1 Ipu aenda Ipu 101 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2.1,21 23,2,.3 Rio Verde Proprietary 1 Ipyta aenda Ipyta 10 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2.321, 23,01,03.10 Rio Verde Proprietary 20 Lageado aenda Lageado 131 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 1.1, 11,33,22.3 Rio Verde Proprietary 21 Bom Pastor aenda Bom Pastor 20 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 12, 1,20,00. Rio Verde Proprietary 22 Acapu aenda Acapu 11 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 3,2 3,32,2.11 Rio Verde Proprietary 23 Pena Roja aenda Pena Roja, Rio Verde e Corrgo Potreirinho esmembrada 130 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS .., ,0,01. Rio Verde Proprietary 2 LC aenda LC 2021 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2.,1 2,22,. Rio Verde Proprietary 2 Rainha da Pa L aenda Rainha da Pa 202 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2.00,2 1,2,.2 Rio Verde Proprietary DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 9 of 10 Item Realty name Registration denomination Registration Registry office Location Area Amount Owner Property type 2 Chcara Invejado aenda Invejado 111 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS , 2,3. Rio Verde Proprietary 2 aenda Nova sperança leba 02 aenda Nova sperança leba 02 103 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 1.,1 1,32,.3 Rio Verde Proprietary 2 aenda Nova sperança leba 02 Rancho Santo Rosrio 1 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 3,00 22,23.2 Rio Verde Proprietary 2 Invejado aenda Invejado rea desmembrada 03 1 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 10,3 ,.0 Rio Verde Proprietary 30 Invejado rea desmembrada 0 a leba A 1 remanescente Parte da aenda Invejado 2123 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,2 1,3. Rio Verde Proprietary 31 Invejado rea desmembrada 0 a leba A 1 remanescente Parte da aenda Invejado 2122 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2, 1,23. Rio Verde Proprietary 32 Invejado rea desmembrada da aenda Invejado 1120 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2,3 21,3.12 Rio Verde Proprietary 33 Invejado rea desmembrada 2 parte da aenda Invejado 1 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 2, ,3.0 Rio Verde Proprietary 3 Stio Beira Rio Stio Beira Rio 1111 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS ,10 2,. Rio Verde Proprietary 3 Rancho Santo Rosrio II Rancho Santo Rosrio II 1032 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 10,0 11,2.1 Rio Verde Proprietary DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 10 of 10 Item Realty name Registration denomination Registration Registry office Location Area Amount Owner Property type 3 aenda Boi Preto aenda Celmasul leba B 213 1o Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo MS Ribas do Rio Pardo MS 10,2 ,12.1 Rio Verde Proprietary 3 Santa Rosa Barreiro ou aenda Nova, Santo Antnio ou Santa Rosa e aendinha ou Serrote 203 Cartrio de Registro de Imveis de Inocncia MS Inocncia MS ,30 2,1,1.00 Rio Verde Proprietary 3,22,01. DocuSign Envelope ID: 48F864B9-EF6E-4AD9-AAFD-8F50ED6910B7

01120340 5i2552 71829i255i2550110111112121314 1515 101116i255170201875 04i2551958 274905i255420020i255

| APPRAISAL REPORT: | AP-00775/22-01 | VALUATION DATE: | August 9th, 2022 |
|---|---|---|---|

## APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF CARAVELAS FLORESTAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of CARAVELAS FLORESTAL S.A., hereinafter denominated CARAVELAS, based at Rua Jerônimo da Veiga, no. 164 – 16G, City and Estate of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 15.489.351/0001-85, on August 9th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00775/22-01 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of CARAVELAS, as of August 9th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

The assets comprise the properties detailed in Attachment 2 of this Appraisal Report.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of CARAVELAS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of CARAVELAS as of August 9th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of CARAVELAS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00775/22-01 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 111,322,660.02** (one hundred and eleven million, three hundred and twenty-two thousand, six hundred and sixty reais and two cents), as stated in the **CARAVELAS's** balance sheet as of August 9th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12th, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791 Dados: 2022.08.12 16:50:51 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00775/22-01 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. PROPERTIES TO BE INCORPORATED
3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY CARAVELAS
4. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00775/22-01 4

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012345i2557891011110121110138791247910i25514i255131115135115809161702i255182i255011934515209192122232422i2552522i25521222623162427282212232930163126231932232922i2552619262228i25533342235202322363719i2552529i2553823193823162925222529i2552522i25592223223929282231i255322281923i255 919402641421628i25533104335i255 44454647484945i2555147525354554756575856596061524555534562635960615245555364566566676857695669707071 57725873587272676970 7475i255i255i255i255i255i255 i255i255i255i255 44454647484945i25576535277i255784752494756575865596061524555534562635960615245555364656665675756686569707071 697365667073655770675657 7475i255i255i255i255i255i255 i255 44454647484945i25576535277i25578475249476868687279778045i25578618177824562638353815352616966675657577269707071 846673685668675772 7475i255i255i255i255i255i255 i255i255i255i255i255i255 44454647484945i25576535277i2557847524947695670706679778045i255786181778245626379778045i2557861857782457257677058845669707071 65848473566669677257 7475i255i255i255i255i255i255 i255i255i255i255 44454647484945i25576535277i25578475249476956656957596061524555534562635960615245555364697268675657667069707071 57565673665869676866 7475i255i255i255i255i255i255 i255i255i255i255 44454647484945i25551475253545547695684698479778045i255786181778245626379778045i2557861857782455669675665665769707071 577073576858675684 7475i255i255i255i255i255i255 i255i255i255i255i255i255 6286778177i2555684i2557978696984565779778045i255786181778245626379778045i2557861857782455784678484698469707071 65657073725884678465 7475i255i255i255i255i255i255 i255i255i255i255 6286778177i2555684i25579785870846679778045i255786181778245626379778045i2557861857782457269676870657069707071 56687273726966676657 7475i255i255i255i255i255i255 i255i255i255i25587 48616477i25588478953484945i25547i255904555617781456570845879778045i255786181778245626379778045i255786185778245697084676957567069707071 84695873727070677070 7475i255i255i255i255i255i255 i255i255i255i255444546 47484945i2558877527781456045i2557753i255904555617781456570845779778045i255786181778245626379778045i2557861857782458472676857577069707071 69685873707070677070 7475i255i255i255i255i255i255 i255i255i255i255 6286778177i2555666i2557978696672585679778045i255786181778245626379778045i255786185778245655868675769576569707071 697366655873847070677070 7475i255i255i255i255i255i255 i255 6286778177i2557058i25579787269667079778045i255786181778245626379778045i255786185778245666958675665705669707071 567370585873707070677070 7475i255i255i255i255i255i255 i255 6286778177i2557072i25579787269666579778045i255786181778245626379778045i255786185778245846665676665567269707071 697372847073656568676556 7475i255i255i255i255i255i255 i255 6286778177i2557072i25579787269668479778045i255786181778245626379778045i25578618577824572676870586669707071 655873698470675872 7475i255i255i255i255i255i255 i255i255i255i255i255i25544 454647484945i255886477i25544524548816182817769685757596061524555534562635960615245555364586972676669666569707071 567356686873668465675756 7475i255i255i255i255i255i255 i255 44454647484945i255886477i2554452454881618281777265847079778045i255786181778245626379778045i255786185778245847266676957586569707071 697372696573847058675657 7475i255i255i255i255i255i255 i25544454647 484945i255904586619145i25547i255784561i25592534793i2559253475269725756596061524555534562635960615245555364655858675669655669707071 697356725873587070677070 7475i255i255i255i255i255i255 i25544 454647484945i2559461488177i255958291524786458269685884596061524555534562635960615245555364656984677257696669707071 697369706673657070677070 7475i255i255i255i255i255i255 i255 44454647484945i25596534546476152775657696694455245804786458262635960615245555364846966677256565669707071 697384726573566565678466 7475i255i255i255i255i255i255 i255 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## SUMMARY OF MAIN ACCOUNTING PRACTICES ADOPTED BY CARAVELAS

- **Cash and cash equivalent**

Cash and cash equivalents include cash, bank deposits, and other short-term, highly liquid investments with original maturities of up to three months and have an insignificant risk of change in value. The balance is presented net of balances of guaranteed accounts in the statement of cash flows. Overdraft accounts are shown as "Loans" in current liabilities on the balance sheet.

- **Inventories**

Inventories are composed of pesticides, soil amendments, and fertilizers. In accordance with CPC 16 R1 - Inventories, they are recorded at average acquisition cost, which does not exceed market values or net realizable value. Inventory costs are transferred to the cost of biological assets as they are used in forest formation.

- **Account receivables**

Accounts receivable are initially recognized at the transaction price. Subsequently, it is measured at amortized cost, using the effective interest method, less the allowance for doubtful accounts. The allowance for doubtful accounts is established when there is objective evidence that the company will not be able to collect all amounts due in accordance with the original terms of the accounts receivable.

If the collection period is equivalent to one year or less, the accounts receivable are classified as current assets. Otherwise, they will be presented in non-current assets.

- **Biological assets**

The forests in formation, represented by eucalyptus plantations on owned and third-party farms and held for sale, are classified as biological assets and measured at their fair value, according to the stage of forest growth, after deducting the estimated costs of maintenance and sale, until the time of harvest.

The fair value of the company's biological assets corresponds to the present value of the estimated net cash flows for these assets, which is determined by applying assumptions established in discounted cash flow models. The discounted cash flow model considers harvest revenue (calculated by multiplying the estimated eucalyptus volume by the future price on the expected harvest date) and estimated production costs (fertilizers, agrochemicals, agricultural labor, and others).

The fair value of biological assets is determined by the initial recognition of the assets and on the base date of the financial statements. The gain or loss on the change in the fair value of biological assets is defined as the difference between the fair value at the beginning and end of the year and is recorded in the income statement under the heading "Gain (loss) on the fair value of biological assets".

The land on which the forests are planted is classified as property, plant, and equipment and does not form part of the fair value of biological assets.

The model and assumptions used to determine fair value represent management's best estimate at the date of the financial statements. They are reviewed annually and, if necessary, adjusted.

Appraisal Report AP-00775/22-01 - Attachment 3 1

The company does not consider biological assets as qualifying assets to capitalize interest on financing.

- **Property, plant and equipment**

  - **Recognition and measurement**

Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and impairment losses.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with such costs will flow and be reliably measured. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred.

An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of an item of property, plant and equipment are determined by the difference between the amounts received on the sale and the residual carrying amount of the asset and are recognized in profit or loss.

  - **Depreciation**

Depreciation is recognized using the straight-line method, based on the estimated useful life of each asset so that the cost value is less than its residual value after its useful life is entirely written off (except for land and construction in progress). Estimated useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.

- **Intangible**

The company's intangibles consist only of software use licenses. They are recorded based on acquisition and installation costs, amortized at rates defined based on the useful life attributed to the assets, which varies from three to five years.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00775/22-01 - Attachment 3 2

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

### IFRS (International Financial Reporting Standards)

International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

### Impairment

See Impairment losses

### Impairment Losses (impairment)

Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

### Income Approach

Valuation method for converting the present value of expected economic benefits.

### Indirect Production Cost

Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

### Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

### International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

### Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

### Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

## L

### Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

### Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

## M

### Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

### Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

## N

### Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

### Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

## O

### Operating Assets

Assets that are basic to the company's operations.

### Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

# P

## Parent Company
An entity that has one or more subsidiaries.

## Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

## Present Value
The estimated present value of discounted net cash flows in the normal course of business.

## Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

## Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

# R

## Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

## Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

## Remaining Life
A property's remaining life.

## Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

## Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

## Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

## Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

## Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

## Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

# S

## Shareholders' Equity at Market Prices
See Assets Approach.

## Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

## Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

# T

## Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

## Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

# U

## Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

# V

## Valuation
Act or process of determining the value of an asset.

## Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

011203405i255271829i255i255 0110111112131214 1515 101615i2551739718i25541 i2551029319 310202174i255422022i255

| APPRAISAL REPORT: | AP-00656/22-12 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX SP PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX SP PARTICIPAÇÕES S.A., hereinafter denominated VITEX SP, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.563.643/0001-83, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-12 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of VITEX SP, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of VITEX SP is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX SP as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX SP. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-12 2

# 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 427,314,433.50** (four hundred and twenty-seven million, three hundred and fourteen thousand, four hundred and thirty-three reais and fifty cents), as stated in the **VITEX SP's** balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12th, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 12:24:48 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-12 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX SP
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-12 4

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i255 1 221 34567 2 i2559i255

## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX SP

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-12 - Attachment 2 1

i255 1 221 34567 2 i2559i255

# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

## IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

## Impairment
See Impairment losses

## Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

## Income Approach
Valuation method for converting the present value of expected economic benefits.

## Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

## Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold,  transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

## International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

## Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

## Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

# L

## Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

## Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

# M

## Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

## Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

# N

## Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

## Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

# O

## Operating Assets
Assets that are basic to the company's operations.

## Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

# P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

# R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

# S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

# T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

# U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

# V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-08 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA SP PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA SP PARTICIPAÇÕES S.A., hereinafter denominated PARKIA SP, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.563.671/0001-09, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-08 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of PARKIA SP, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of PARKIA SP is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA SP as of June 30, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA SP. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-08 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 569,775,389.95** (five hundred and sixty-nine million, seven hundred and seventy-five thousand, three hundred and eighty-nine reais and ninety-five cents), as stated in the **PARKIA SP**'s balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12nd, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 16:45:38 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice-President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-08 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA SP
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-08 4

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i255 1 221 34567 2 i2559i255

## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA SP

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-08 - Attachment 2 1

i255 1 221 34567 2 i2559i255

# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

## DCF (Discounted Cash Flow
Discounted cash flow.

## D & A
Depreciation and amortization.

## Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

## Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

## Direct Production Cost
Spending on inputs, including labor, in the production of goods.

## Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

# E

## EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

## EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

## Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

## Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

## Enterprise Value
Economic value of the company.

## Equity Value
Economic value of the equity.

## Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

# F

## Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

## Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

## Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

## Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

# G

## Goodwill
See Premium for Expected Future Profitability.

# I

## IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

## IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

### IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

### Impairment
See Impairment losses

### Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

### Income Approach
Valuation method for converting the present value of expected economic benefits.

### Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

### Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

### International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

### Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

### Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

## L

### Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

### Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

## M

### Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

### Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

## N

### Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

### Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

## O

### Operating Assets
Assets that are basic to the company's operations.

### Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

## P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

## R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

## S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

## T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

## U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

## V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

011203405i255271829i255i255 0110111112131214 1515 101116i255481720435 i255188197 218305i255420020i255

| APPRAISAL REPORT: | AP-00656/22-04 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF SOBRASIL COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of SOBRASIL COMERCIAL S.A., hereinafter denominated SOBRASIL, based at Avenida das Nações Unidas, no. 14,261, office no. 2,001-B, 20th floor, wing B, Vila Gertrudes, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.257.882/0001-01, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-04 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of SOBRASIL, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

The assets comprise the properties detailed in Attachment 2 of this Appraisal Report.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of SOBRASIL is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of SOBRASIL as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of SOBRASIL. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-04 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 569,629,781.78** (five hundred and sixty-nine million, six hundred and twenty-nine thousand, seven hundred and eighty-one reais and seventy-eight cents), as stated in the **SOBRASIL's** balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12th, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 12:22:37 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-04 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. PROPERTIES TO BE INCORPORATED
3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY SOBRASIL
4. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-04 4

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9460726260i2556617i255318687i25570879596857683808530635864606365616561775830635864606365616561775831278380257825837483802578258374698080812882i25579 84732576848580757873805717 9122233317i25594221032017857469858530635864606365616561775830635864606365616561775831276975857869796969758578697969698080812882i25525 84857380847675747875805717 9122233317i25594221032017857425808030635864606365616561775830635864606365616561775831272575697885762525756978857625698080812882i25583 84856976848579757873852087726387i255 576787726095635867i255177258726568586975257983803258717271178958973127738578838075738578838075698080812882i25569 84737573847975767873742087726387i255 576787726095635867i2551772587265685869752579836932587172711789589731276969807874732569698078747325698080812882i25525 84797480847983857883692087726387i255 576787726095635867i255177258726568586975257983753258717271178958973127757678768525757678768525698080812882i255 857676848085767873762087726387i255 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616393616587i2559458725862877172872583747475705810158726097318687i25570879596i255628795i25519589064879531278379737825698083797378256980698080812882i25574 84738580847576757825793158616387i25517 616393616587i2559458725862877172878385767680195888586458895870589068606572873127758378837973758378837973698080812882i255 837479847585757869693158616387i25517 616393616587i2559458725862877172877380832579195888586458895870589068606572873127697378766980697378766980698080812882i255 256975847576737885255758596061 6258i2553158616387i2551761638761658725837525741958648687i2553287616563871958648687i25532876165638731276973257883858069732578838580698080812882i25575 84858325847373857874835758596061 6258i2553158616387i2551761638761658725837525761958648687i2553287616563871958648687i2553287616563873127258378736969258378736969698080812882i255 747575847625807876745758596061 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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY SOBRASIL

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost – plus income earned up to the closing dates of the years –, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.

- **Property, plant and equipment**

Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred.

An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss.

Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-04 - Attachment 3 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

## IFRS (International Financial Reporting Standards)

International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

## Impairment

See Impairment losses

## Impairment Losses (impairment)

Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

## Income Approach

Valuation method for converting the present value of expected economic benefits.

## Indirect Production Cost

Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

## Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

## International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

## Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

## Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

# L

## Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

## Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

# M

## Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

## Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

# N

## Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

## Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

# O

## Operating Assets

Assets that are basic to the company's operations.

## Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

# P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

# R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

# S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

# T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

# U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

# V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-10 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX ES PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX ES PARTICIPAÇÕES S.A., hereinafter denominated VITEX ES, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 43.173.214/0001-72, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-10 1

# 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of VITEX ES, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

# 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of VITEX ES is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

# 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX ES as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX ES. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-10 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 622,709,381.30** (six hundred and twenty-two million, seven hundred and nine thousand, three hundred and eighty-one reais and thirty cents), as stated in the **VITEX ES**'s balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12nd, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 16:44:54 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice-President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-10 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX ES
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-10 4

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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX ES

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-10 - Attachment 2 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

### IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

### Impairment
See Impairment losses

### Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

### Income Approach
Valuation method for converting the present value of expected economic benefits.

### Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

### Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

### International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

### Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

### Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

## L

### Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

### Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

## M

### Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

### Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

## N

### Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

### Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

## O

### Operating Assets
Assets that are basic to the company's operations.

### Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

# P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

# R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

# S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

# T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

# U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

# V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-06 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA ES PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA ES PARTICIPAÇÕES S.A., hereinafter denominated PARKIA ES, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 42.566.097/0001-44, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-06 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of PARKIA ES, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of PARKIA ES is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA ES as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA ES. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-06 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 830,221,800.05** (eight hundred and thirty million, two hundred and twenty-one thousand, eight hundred reais and five cents), as stated in the **PARKIA ES**'s balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12nd, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 16:45:31 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice-President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-06 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA ES
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-06 4

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012345i2557891011129i2551415i2558910161217128917181415i255151992021212122222324252627i2555i255282930313232303334353633333373728283842439401i255264414243441394342i2554539464742424481i2554744i2554933363332362933292950475146424340521 2424515143534346440521 45544742465546431i25556415742 45544742465546431i255563941474243142 i255i255916125818i255i255i255i255171210175960 9611614 i255i255i255i255i255i25562121581861 1263126012629621415 i255i255i255i255i255i255i255i25563146115i255 61596414106510121815 i255i255i255i255i255i255i255i255i255i2556396117 18i255171861169i255641858126414611618 i255i255i255i255i255i255i255i255i255i255i25529494966343550 49323266346750 i255i255i255i255i255i255i255i255i255i255i255i255385625 2468i25569705671i25572365673773773773728373329i255i255i255737373 737373737374757576777862 i255i255i255737373737373737375797976778062 i255i255i255i255i255i255i255i255i255i2558163961 1718i255171861169i255641858126414611618i255i255i255737373 737373737374757576777862 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i255i255i255807521199322771975932176799362i255i255i255782178199378211978787476782162i255i255i255i255i255i255i255i255i255i255811518171214629621415i25517186116101860962915i255106i2551719i2551718101012108126218i255i255i255807521199322771975932176799362i255i255i255782178199378211978787476782162i255i255i255i255i255i255i255i255811518171214629621415i25517186116101860962915i255106i2551719i2551718101012108126218i255i255i255807521199322771975932176799362i255i255i255782178199378211978787476782162i255i255i255i255i255i2558112615814151612641461161815

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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA ES

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-06 - Attachment 2 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

### IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

### Impairment
See Impairment losses

### Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

### Income Approach
Valuation method for converting the present value of expected economic benefits.

### Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

### Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

### International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

### Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

### Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

## L

### Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

### Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

## M

### Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

### Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

## N

### Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

### Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

## O

### Operating Assets
Assets that are basic to the company's operations.

### Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

# P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

# R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

# S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

# T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

# U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

# V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-02 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF CLARAÍBA COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of CLARAÍBA COMERCIAL S.A., hereinafter denominated CLARAÍBA, based at Avenida Nossa Senhora da Penha, no. 1,255, room 502, Santa Lúcia, City of Vitória, State of Espírito Santo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.281.495/0001-00, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-02 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of CLARAÍBA, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

The assets comprise the properties detailed in Attachment 2 of this Appraisal Report.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of CLARAÍBA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of CLARAÍBA as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of CLARAÍBA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-02 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 830,149,310.61** (eight hundred and thirty million, one hundred and forty-nine thousand, three hundred and ten reais and sixty-one cents), as stated in the **CLARAÍBA's** balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12th, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 12:22:06 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-02 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. PROPERTIES TO BE INCORPORATED
3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY CLARAÍBA
4. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-02 4

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585958i2556024i255812732206764656859635767752472612487888286676562668788828667656266213061617676746075766161767674607576616060772778i25524247976 71757924697574807118586565 628958i25587888558628865672067646568596357672473698020635963658859882063596365885988213061617276747160726161727674716072616060772778i25524247960 8061792424697471723157 585958i2556024i25516272067646568596357672461246069166567596563701665675965637021306171756974752469697124747280808024772778i25561717969 7669797169727473723157 585958i2553020i25518312067646568596357677561807173309058i255206764626366309058i255206764626366213061617172746980806161717274698080616060772778i25561717976 766979737124747171315758 5958i2556161i2551627i255292067646568596357672460766180166567596563701665675965637021306969767461807569697674618075616060772778i25561717976 617379616971746960318728 1828i2556160i2558127322067646568596357677561726061309058i255206764626366309058i2552067646263662130617571737471716961606960746069607669772778i25561767971 69757972616174247531575859 58i2552471i255313018i2552629222067646568596357677680617626888286628865586626888286628865586621307161767460717671617674607176616060772778i25561757971 2424797361727475758167706282 8367i255278858i25529646763826766206764656859635767697673722058826467828667205882646782866721306975617424246069756174242460616060772778i25561807975 767579247572747372318728 1828i2556160i25581273220676465685963576773606924309058i255206764626366309058i25520676462636621307180607473806971806074738069616060772778i25561727924 76617973766974718081677062828367i255225866 6667i25530628286586567i2558367i255306791836220676465685963576724727576728788828667656266878882866765626621307672807424246076728074242460616060772778i25561247972 7271797576607471713157 585958i2553020i255183120676465685963576724246973185882596288929058i2558367i2553167656567185882596288929058i2558367i255316765656721307576767174697276697561748060726172772778i25561617971 80737971806174617281677062828367i25516 6567658893588867i25562i2552863646558662067646568596357676124737171309058i25584679365886257i2558367i255266757866794885767i2559467579565885821306975757475738069757574757380616060772778i25561617976 7324797173767473613157 585958i2552460i25581273220676465685963576773807169966789636765959667896367659521306924737472718069247374727180616060772778i25561617975 60247975737574617118976565628958 i2558367i2553067856785936788672067646568596357677275692426888286628865586626888286628865586621307569757471768075697574717680616060772778i25561617961 76757924737374717518586565628958i2553258 6365678358i25562i255286364655866i25529i25562i255292920676465685963576780697360608788828667656266878882866765626621307524607476807575246074768075616060772778i25561607961 2471797373717473713157 585958i2556075i2558127322067646568596357677524756173878882866765626630585865626467856721308073767480737180737674807371616060772778i25573797675 73792424767472603157 585958i2556076i2558127322067646568596357676176697376878882866765626630585865626467856721308071247476612480712474766124616060772778i25573797271 7379606924748069318728 1828i2556160i25581273220676465685963576771716180966789636765959667896367659521307569247460246975692474602469616060772778i25573796024 617960728074712418866798678390 58i2558358i255278858i2559963676564625720676465685963576780697173698788828667656266878882866765626621308024247460736080242474607360616060772778i25571792461 617976247374617131 57585958i2556180i255183120676465685963576769807373185882596288929058i2558367i2553167656567185882596288929058i2558367i255316765656721308069697476616980696974766169616060772778i25569797572 24796175607473763157 585958i2556024i2552629222067646568596357672460246126888286628865586626888286628865586621307271807472757672718074727576616060772778i25569798075 2479617169746980846367886488 6662886558i25562i2552863646558662067646568596357678069717371878882866765626630585865626467856721307269737424768072697374247680616060772778i25569797269 71798075717424803157 585958i2556124i25516272067646568596357672460807369166567596563701665675965637021307260807480806072608074808060616060772778i25569797260 72792473247471733157585958i2551861i25531 3018i2553020i25562i2553157585958i25576i255302020676465685963576769807169185882596288929058i2558367i2553167656567185882596288929058i2558367i255316765656721308075247476607580752474766075616060772778i25569796172 69796961807460603157 585958i2556176i25516272067646568596357672460766175166567596563701665675965637021302471247475718024712474757180616060772778i25576796969 71797373737469613157 585958i2556061i25581273220676465685963576775617172718788828667656266878882866765626621307272737469737372727374697373616060772778i25576797661 60797671247472723157585958 i25530201831i2556169i25562i255758020676465685963576769807171185882596288929058i2558367i2553167656567185882596288929058i2558367i255316765656721308060767471717180607674717171616060772778i25576798061 76796980757472763157 585958i2556024i25516272067646568596357672461246075166567596563701665675965637021302475767476762424757674767624616060772778i25576796175 697961728074717331575859 58i2556169i2553020i25529i25562i25529292067646568596357677561807261309058i255206764626366309058i25520676462636621307271757480606172717574806061616060772778i25576796069 69797171737424603157 585958i2556171i25530202067646568596357678073727376309058i255206764626366309058i25520676462636621307269607424616172696074246161616060772778i25575797172 717972727274716018586565628958i255 8367i2558165636467i2552979i2552929i25562i2552929292067646568596357676124717573309058i25584679365886257i2558367i255266757866794885767i2559467579565885821307269247469762472692474697624616060772778i25575796976 717975247674762481677062828367i255225866 6667i25530628286586567i25516986765625988836720676465685963576771768071966789636765959667896367659521307276807471616172768074716161616060772778i25575796975 7279616961746160318728 1828i2556160i2558127322067646568596357677560606161309058i255206764626366309058i25520676462636621307276727472717572767274727175616060772778i25575796972 60797671757471243157 585958i2556075i2558127322067646568596357677524756176878882866765626630585865626467856721302473727471722424737274717224616060772778i25575796961 76798060807461693157 585958i2556176i25516272067646568596357672460766960166567596563701665675965637021302424607473247224246074732472616060772778i25575792473 737969717174696918586565628958i255 8367i2558165636467i2552979i2552929i25562i25529292920676465685963576771247269309058i25584679365886257i2558367i255266757866794885767i2559467579565885821307224737472248072247374722480616060772778i25575796073 767972247674727681677062828367i255225866 6667i25530628286586567i2558367i255306791836220676465685963576724758072758788828667656266878882866765626621302480247461768024802474617680616060772778i25580796961 617924247174726918586565628958i255836766i255 30626462i255996362836766i25562i2552863646558662067646568596357676124737671309058i25584679365886257i2558367i255266757866794885767i2559467579565885821307260727473606072607274736060616060772778i25580796960 24797171757475248167706282 8367i255278858i25529646763826766206764656859635767697673612058826467828667205882646782866721302480617424737524806174247375616060772778i25580797669 7179806169747169278858i25526 65626458i2552979i2552929i25562i2552929292067646568596357677561242461309058i255206764626366309058i25520676462636621302471737472697224717374726972616060772778i25580797576 727975606174767281677062828367i255306758 i2559658658962i25562i2551788656783628264626620676465685963576780696080278858i25531678267826757278858i2553167826782675721306176697461717661766974617176616060772778i25580798073 69798069737473763157 585958i2556171i25530202067646568596357678073727369309058i255206764626366309058i25520676462636621302471247476717224712474767172616060772778i25580798075 69797371717473753157 585958i2553020i25518312067646568596357677561807361309058i255206764626366309058i25520676462636621302469247460802424692474608024616060772778i25580792473 60796171247460753157 585958i2556080i2558127322067646568596357677524752472878882866765626630585865626467856721302460617473717324606174737173616060772778i25572797324 7379767273747624318728 1828i2556160i2558127322067646568596357678073737124309058i255206764626366309058i25520676462636621302472617461806024726174618060616060772778i25572797680 7579618071747324318728 1828i2556160i2558127322067646568596357677561727680309058i255206764626366309058i25520676462636621302472617460697524726174606975616060772778i25572797680 8079612424742469318728 1828i2556160i25581273220676465685963576771716175966789636765959667896367659521302424697460602424246974606024616060772778i25572797569 737971712474606118586565628958i255 8367i2558165636467i2552979i2552929i25562i2552929292067646568596357676124717571309058i25584679365886257i2558367i255266757866794885767i2559467579565885821302424737461757124247374617571616060772778i25572797580 76792480767461243157 585958i2556076i2558127322067646568596357676176716175878882866765626630585865626467856721306171247460807361712474608073616060772778i25572797580 6179696071747371318728 1828i2556160i25581273220676465685963576771697271966789636765959667896367659521302461767473732424617674737324616060772778i25572798024 24796061717424713157585958i2551861i25531 3018i2553020i25562i2553157585958i25576i25530202067646568596357677561617376309058i255206764626366309058i25520676462636621302461767469246024617674692460616060772778i25572798061 69796972737471603157 585958i2553020i25518312067646568596357677561807360309058i255206764626366309058i25520676462636621302461767480807624617674808076616060772778i25572798061 72798061757475738167706282 8367i255278858i25529646763826766206764656859635767697673602058826467828667205882646782866721306176757424697261767574246972616060772778i25572792460 8079807272747675318728 1828i2556160i2558127322067646568596357677561616971309058i255206764626366309058i25520676462636621302460617471607324606174716073616060772778i25572796171 2479757124746980318728 1828i2556160i2558127322067646568596357677561246073309058i255206764626366309058i25520676462636621302460617475736124606174757361616060772778i25572796169 7379617561746172318728 1828i2556160i2558127322067646568596357677560756171309058i255206764626366309058i25520676462636621302460607472242424606074722424616060772778i25572796175 737961246974757381677062828367i255225866 6667i25530628286586567i2558367i255306791836220676465685963576724758072768788828667656266878882866765626621306176617471717661766174717176616060772778i25572796180 73798080727471723157 585958i2556075i25530202067646568596357677561807669309058i255206764626366309058i25520676462636621306173717461766961737174617669616060772778i25572796124 75796180807424603157 585958i2556076i2558127322067646568596357672424727571878882866765626630585865626467856721306176607460606061766074606060616060772778i25572796161 247969752474247631 57585958i2556069i255183120676465685963576769807160185882596288929058i2558367i2553167656567185882596288929058i2558367i255316765656721306173767472246961737674722469616060772778i25572796073 76796172767472723157 585958i2556071i25530202067646568596357678071607360309058i255206764626366309058i25520676462636621306173607469736961736074697369616060772778i25572796060 71797361717469763157 585958i2552460i2558127322067646568596357677561806071309058i255206764626366309058i25520676462636621306169807480737661698074807376616060772778i25524796975 61797175717472753157 585958i2553020i25518312067646568596357677561807160309058i255206764626366309058i25520676462636621306169727476617261697274766172616060772778i25524796972 6979732476747171318728 1828i2556160i2558127322067646568596357678073737575309058i255206764626366309058i25520676462636621306169617480606161696174806061616060772778i25524796960 7279607271742469318728 1828i2556160i2558127322067646568596357678073716980309058i255206764626366309058i25520676462636621306176807480246161768074802461616060772778i25524797573 24797376607460733157 585958i2556076i2558127322067646568596357676176716124878882866765626630585865626467856721306172607476756061726074767560616060772778i25524797580 61796975767469693157 585958i2552460i25581273220676465685963576771692469966789636765959667896367659521306175767461248061757674612480616060772778i25524798076 24796124727480713157 585958i2556075i2558127322067646568596357677524756169878882866765626630585865626467856721306124807460756061248074607560616060772778i25524798061 727972767274752481677062 828367i255309058i255965890582067646568596357677160768016656759656370166567596563702130737374807224737374807224616060772778i25524797271 75797260727424733157 585958i2556076i2558127322067646568596357676176716075878882866765626630585865626467856721306161717475736061617174757360616060772778i25524797260 6979617272746069318728 1828i2556160i2558127322067646568596357678073716069309058i255206764626366309058i25520676462636621306180807471717161808074717171616060772778i25524792471 8079736173746069318728 1828i2556160i2558127322067646568596357677560242460309058i255206764626366309058i25520676462636621306180247472728061802474727280616060772778i25524792480 80797675617424241858656562 8958i2558367i2552088828658596720676465685963576771726975966789636765959667896367659521306180617469768061806174697680616060772778i25524792472 7579767569748024318728 1828i2556160i2558127322067646568596357678073807369309058i255206764626366309058i25520676462636621306180617469606961806174696069616060772778i25524792472 807969767274247531 57585958i2556069i255183120676465685963576769807161185882596288929058i2558367i2553167656567185882596288929058i2558367i255316765656721306172697460607261726974606072616060772778i25524796176 607975697374716118976565628958i255 266765678866589858578866i25529i25562i25529292067646568596357676161756973309058i25584679365886257i2558367i255266757866794885767i2559467579565885821306172737461806961727374618069616060772778i25524796175 7279726169742460318728 1828i2556160i2558127322067646568596357678073717673309058i255206764626366309058i25520676462636621306172727473617161727274736171616060772778i25524796161 6179737261747672318728 1828i2556160i2558127322067646568596357677560718080309058i255206764626366309058i25520676462636621306172727476607161727274766071616060772778i25524796160 6979607271746161 01343i2554581003101598240i2557i2550102054010310473i25559420466110580

011203405i255271829i2550110111112131214151510111516171716181920212217i25524i25525i25526272826212717292130i2551728i2553121i255292218282726282716172132 13334 3536333738i255394041364234434441363937i2553738353645443333363937i255333643464247483733474337453444393738337403736934374049i25540333640i255505140524549403340535440i25540333640i255505140524549403340535440i2553536334336393740553604134443937i2553536 33i255333655474837334037473439i255 3433i25556 33404337473439 315728 1828i2555859i25560273220616263646566676158685859306970i255206162716672306970i25520616271667221305824737475687658247374756876585959772778i25524795924 68797380687480803167 706570i2555980i25560273220616263646566676168587375585781828361637172578182836163717221305859807480807658598074808076585959772778i25524795958 5979752484747584278170i25526 63716270i2552979i2552929i25571i2552929292061626364656667616858808085306970i255206162716672306970i25520616271667221305824857458767658248574587676585959772778i25558797676 5979587385746876315728 1828i2555859i2556027322061626364656667616858247580306970i255206162716672306970i25520616271667221305824807473737358248074737373585959772778i25558797668 8079846868748568315728 1828i2555859i2556027322061626364656667616858245973306970i255206162716672306970i25520616271667221305824807459688058248074596880585959772778i25558797675 5979687384747585315728 1828i2555859i2556027322061626364656667616859736858306970i255206162716672306970i25520616271667221305824247459768458242474597684585959772778i25558797624 6879757673747568315728 1828i2555859i2556027322061626364656667616858245980306970i255206162716672306970i25520616271667221305824587480806858245874808068585959772778i25558797658 80797573757485686061867182 8761i255278170i2552962616682617220616263646566676184857624207082626182836120708262618283612130767374588068767374588068585959772778i25558797659 24798458857473733167 706570i2555985i255602732206162636465666761588573597557818283616371723070706371626188612130768474245959768474245959585959772778i25558797376 5979767684745959315728 1828i2555859i2556027322061626364656667616858805824306970i255206162716672306970i25520616271667221305858767484587358587674845873585959772778i25558797373 84797673737473243167 706570i2555980i2556027322061626364656667616858738076578182836163717257818283616371722130768574248076768574248076585959772778i25558797384 2479247680742468315728 1828i2555859i25560273220616263646566676176752475896190666163918961906661639121305858687459808058586874598080585959772778i25558797358 75795859587473843167 706570i2552424i25530202061626364656667617573767680306970i255206162716672306970i25520616271667221305858587424858058585874248580585959772778i25558798468 757985685874597560618671828761i255227072 7261i25530718283706361i2558761i25530619287712061626364656667612476247575578182836163717257818283616371722130765974595959765974595959585959772778i25558798468 5979762480745868315728 1828i2555859i2556027322061626364656667616859592476306970i255206162716672306970i25520616271667221305858597485858458585974858584585959772778i25558798475 68792468687458583167 706570i2555984i25560273220616263646566676173587368896190666163918961906661639121305859767475586858597674755868585959772778i25558798424 6879685968747673315728 1828i2555859i2556027322061626364656667616859758480306970i255206162716672306970i25520616271667221305859687484245858596874842458585959772778i25558798585 8479246880748576315728 1828i2555859i25560273220616263646566676173842459896190666163918961906661639121305859757475848058597574758480585959772778i25558798575 84796885847485753167 706570i2553020i255183120616263646566676184758484187082657181936970i2558761i2553161636361187082657181936970i2558761i25531616363612130767674737375767674737375585959772778i25558796884 6879587685742458315728 1828i2555859i2556027322061626364656667616859595884306970i255206162716672306970i2552061627166722130767674855875767674855875585959772778i25558796884 597976808574858560618671828761i255227072 7261i25530718283706361i2558761i2553061928771298272656381936970752459761663616563668657818283616371722130735974758485735974758485585959772778i25558796885 687985808574688418706363719070i2553270 6663618770i25571i255286662637072i25529i25571i2552929277190817262637075847685578182836163717257818283616371722130847374248568847374248568585959772778i25558796824 2479852424742424315728 1828i2555859i2556027322061626364656667616859592480306970i255206162716672306970i2552061627166722130768574802459768574802459585959772778i25558796858 7379767659747658315728 1828i2555859i2556027322061626364656667617675802489619066616391896190666163912130766874596876766874596876585959772778i25558797576 767958585974737660618671828761i25516 6361638194708161i25571i2552866626370722061626364656667615824767384306970i25595619463817167i2558761i255266167836196816761i255966167916381702130768574802458768574802458585959772778i25558797576 59796884857473733167 706570i2552459i2556027322061626364656667616859758559306970i255206162716672306970i2552061627166722130768074597585768074597585585959772778i25558797585 8479808568748059315728 1828i2555859i2556027322061626364656667617576848484306970i255206162716672306970i2552061627166722130762474597685762474597685585959772778i25558797568 247980738574857360618671828761i255227072 7261i25530718283706361i2558761i25530619287712061626364656667612476248568578182836163717257818283616371722130847574245959847574245959585959772778i25558797575 807968807374738560618671828761i255227072 7261i25530718283706361i2558761i25530619287712061626364656667612476248585578182836163717257818283616371722130847574597559847574597559585959772778i25558797575 59797524857458583167 706570i2552459i2556027322061626364656667617384242489619066616391896190666163912130737674857584737674857584585959772778i25558797558 8079848524745976315728 1828i2555859i25560273220616263646566676185248084306970i255206162716672306970i2552061627166722130737374848580737374848580585959772778i25558798076 76797358737459593167 706570i2555859i25560273220616263646566676185858576306970i255206162716672306970i2552061627166722130738474595959738474595959585959772778i25558798084 24795958757476763167 706570i2552459i2556027322061626364656667616859807373306970i255206162716672306970i2552061627166722130738574752475738574752475585959772778i25558798085 2479768058748059315728 1828i2555859i2556027322061626364656667616859245858306970i255206162716672306970i2552061627166722130737574765959737574765959585959772778i25558798080 73797373767468593167 706570i2555984i2551627206162636465666761245985582416636165636686166361656366862130687574588584687574588584585959772778i25558792476 767975246874687618706363719070i255876172i255 30716271i255976671876172i25571i2552866626370722061626364656667615824768584306970i25595619463817167i2558761i255266167836196816761i255966167916381702130732474765875732474765875585959772778i25558792473 8079585973742424315728 1828i2555859i2556027322061626364656667616858805959306970i255206162716672306970i2552061627166722130752485745859587359748459595876772778i25558792484 2479858524745873315728 1828i2555859i2556027322061626364656667616858597559306970i255206162716672306970i2552061627166722130848574847585848574847585585959772778i25558792458 5979805958748480315728 1828i2555859i2556027322061626364656667616859592468306970i255206162716672306970i2552061627166722130848574807368848574807368585959772778i25558792459 757985587374582460169821 223216i2551657219527212061626364656667615824248575306970i25595619463817167i2558761i255266167836196816761i255966167916381702130848474755980848474755980585959772778i25558795876 84797324597424803167 706570i2555985i255602732206162636465666761588573247557818283616371723070706371626188612130855974755959855974755959585959772778i25558795884 68795985807476733167 706570i2552459i2556027322061626364656667617384736889619066616391896190666163912130847574585984847574585984585959772778i25558795885 73798573247480843167 706570i2555985i255602732206162636465666761588573242457818283616371723070706371626188612130687674806884687674806884585959772778i25558795868 75798484247484803167 706570i2552459i2556027322061626364656667616859247359306970i255206162716672306970i2552061627166722130848074588080848074588080585959772778i25558795868 80798080757484243167 706570i2552459i2556027322061626364656667616859587685306970i255206162716672306970i2552061627166722130842474855958842474855958585959772778i25558795875 7579768059748475315728 1828i2555859i2556027322061626364656667617384857689619066616391896190666163912130845874846824845874846824585959772778i25558795880 5879686858742480315728 1828i2555859i2556027322061626364656667617576766876306970i255206162716672306970i2552061627166722130857674846884857674846884585959772778i25558795859 5979597358748524315728 1828i2555859i2556027322061626364656667617675765989619066616391896190666163912130857374847585857374847585585959772778i25558795973 75795880847473851870636371 9070i255317088i2556066626663702061626364656667615824248585306970i25595619463817167i2558761i255266167836196816761i255966167916381702130857674767668857674767668585959772778i25558795973 8079588476745975315728 1828i2555859i25560273220616263646566676185242484306970i255206162716672306970i2552061627166722130857374855959857374855959585959772778i25558795973 5879737558748459315728 1828i2555859i2556027322061626364656667617680766889619066616391896190666163912130857374688559857374688559585959772778i25558795973 587924587574596818706363719070 i2555766616599i2552979i2552929i25571i2552929292061626364656667615880758480306970i25595619463817167i2558761i255266167836196816761i255966167916381702130858474808485858474808485585959772778i25558795975 2479856875748085315728 1828i2555859i2556027322061626364656667617576735859306970i255206162716672306970i2552061627166722130856874847380856874847380585959772778i25558795980 8479755859746859315728 1828i2555859i2556027322061626364656667617675597589619066616391896190666163912130856874595884856874595884585959772778i25558795924 6879808076747624315728 1828i2555859i2556027322061626364656667617576737668306970i255206162716672306970i2552061627166722130857574765959857574765959585959772778i25558795924 80797576587485753167706570 i25530201831i2555884i25571i255687520616263646566676184685859187082657181936970i2558761i2553161636361187082657181936970i2558761i25531616363612130858074735973858074735973585959772778i25558795959 8579248480748575315728 1828i2555859i2556027322061626364656667616858245984306970i255206162716672306970i2552061627166722130858074597576858074597576585959772778i2557676 75798059687468843167 706570i2552459i2556027322061626364656667616859807659306970i255206162716672306970i2552061627166722130852474762468852474762468585959772778i2557676 2479807568748024315728 1828i2555859i2556027322061626364656667616859242424306970i255206162716672306970i2552061627166722130852474687375852474687375585959772778i2557673 8579768524747624315728 1828i2555859i2556027322061626364656667616859595868306970i255206162716672306970i2552061627166722130855874768476855874768476585959772778i2557684 8479752480747573315728 1828i2555859i2556027322061626364656667616859592473306970i255206162716672306970i2552061627166722130855874768573855874768573585959772778i2557684 8479246875748475315728 1828i2555859i25560273220616263646566676185585958306970i255206162716672896190666163912130855874735959855874735959585959772778i2557684 75798559807484683167 706570i2552459i2556027322061626364656667616859587673306970i255206162716672306970i2552061627166722130855874858585855874858585585959772778i2557684 2479757324748568315728 1828i2555859i25560273220616263646566676185242485306970i255206162716672306970i2552061627166722130855874855959855874855959585959772778i2557684 587975757674857618706363719070i255 8761i2556063666261i2552979i2552929i25571i2552929292061626364656667615824845980306970i25595619463817167i2558761i255266167836196816761i255966167916381702130852474852475852474852475585959772778i2557685 7679585880746824315728 1828i2555859i2556027322061626364656667617576768575306970i255206162716672306970i2552061627166722130855974597659855974597659585959772778i2557675 84798580597424683167 706570i2553020i2551831206162636465666761757385187082657181936970i2558761i2553161636361187082657181936970i2558761i2553161636361213058248575687459595985597459852459772778i2557675 8479587384745858315728 1828i2555859i2556027322061626364656667617384737689619066616391896190666163912130687674767385687674767385585959772778i2557675 85795959247484853167 706570i2555859i25560273220616263646566676124688576306970i255206162716672306970i2552061627166722130687674855959687674855959585959772778i2557680 7679765976745824315728 1828i2555859i2556027322061626364656667617576766884306970i255206162716672306970i2552061627166722130687674755824687674755824585959772778i2557680 8579768085747524315728 1828i2555859i2556027322061626364656667617384767589619066616391896190666163912130687674592458687674592458585959772778i2557680 5979848476748459315728 1828i2555859i2556027322061626364656667617384765889619066616391896190666163912130687374732468687374732468585959772778i2557624 8479858476742485315728 1828i2555859i2556027322061626364656667617576768558306970i255206162716672306970i2552061627166722130687374242424687374242424585959772778i2557658 7379587359747324315728 1828i2555859i2556027322061626364656667617384755889619066616391896190666163912130687374597368687374597368585959772778i2557658 8579592480747575315728 1828i2555859i2556027322061626364656667616858242473306970i255206162716672306970i2552061627166722130688474735873688474735873585959772778i2557658 5879735976748524315728 1828i2555859i2556027322061626364656667617680767689619066616391896190666163912130688474807380688474807380585959772778i2557659 7579767576746868315728 1828i2555859i2556027322061626364656667616858758076306970i255206162716672306970i2552061627166722130688574846884688574846884585959772778i2557376 6879598585748058315728 1828i2555859i2556027322061626364656667616858755968306970i255206162716672306970i2552061627166722130688574802459688574802459585959772778i2557373 7379588485742484315728 1828i2555859i2556027322061626364656667616859592484306970i255206162716672306970i2552061627166722130688574245884688574245884585959772778i2557373 8579686880746858315728 1828i2555859i2556027322061626364656667617576738458306970i255206162716672306970i2552061627166722130687574808084687574808084585959772778i2557368 85797659247424583167 706570i2555985i255602732206162636465666761242480688457818283616371723070706371626188612130758074735959758074735959585959772778i2557368 2479585868747680 01343i2554581003101598240i2557i2550102054010310473i25559420462410575

011203405i255271829i2550110111112131214151510111516171716181920212217i25524i25525i25526272826212717292130i2551728i2553121i255292218282726282716172132 13334 3536333738i255394041364234434441363937i2553738353645443333363937i255333643464247483733474337453444393738337403736934374049i25540333640i255505140524549403340535440i25540333640i255505140524549403340535440i2553536334336393740553604134443937i2553536 33i255333655474837334037473439i255 3433i25556 33404337473439 3157585958i255 6061i2551627i25562i255586364655866206764656859635767246061697016656759656371166567596563712130616124727374707075727375696075762777i2557870 78792469617375743180 281828i2556024i2551627206764656859635767246069617516656759656371166567596563712130757273606969757273606969616060762777i2557870 6179618178738124318028 1828i2556160i2558227322067646568596357678175817483678463676585836784636765852130722473746075722473746075616060762777i2557875 6179617572736170318028 1828i2556160i2558227322067646568596357677081786072308658i255206764626366308658i2552067646263662130726173817881726173817881616060762777i2557861 8179787475737278318028 1828i2556160i2558227322067646568596357677874606983678463676585836784636765852130726173786081726173786081616060762777i2557861 7479607070737581318028 1828i2556160i2558227322067646568596357677260606175308658i255206764626366308658i2552067646263662130726073786072726073786072616060762777i2557860 6179246074737874318028 1828i2556160i2558227322067646568596357677874702483678463676585836784636765852130726073698172726073698172616060762777i2557481 8179707469732481318028 1828i2556160i2558227322067646568596357677081708161308658i255206764626366308658i2552067646263662130726073726169726073726169616060762777i2557481 6979697278736170318028 1828i2556160i2558227322067646568596357677261246175308658i255206764626366308658i2552067646263662130726073608161726073608161616060762777i2557478 8179817270736181318028 1828i2556160i2558227322067646568596357677878608183678463676585836784636765852130708173816081708173816081616060762777i2557478 747960748173246982677162878867i255225866 6667i25530628789586567i2558867i25530679088622067646568596357672470726081809187896765626680918789676562662130706073246060706073246060616060762777i2557478 2479607481736061318028 1828i2556160i2558227322067646568596357677260246178308658i255206764626366308658i2552067646263662130708173757861708173757861616060762777i2557474 78797472727374613157 585958i2556160i25582273220676465685963576769726070308658i255206764626366308658i2552067646263662130708173606060708173606060616060762777i2557474 2479747070736074279158i25526 65626458i2552979i2552929i25562i2552929292067646568596357677874727483678463676585836784636765852130707873697570707873697570616060762777i2557469 6979817469737878318028 1828i2556160i2558227322067646568596357678170606983678463676585836784636765852130707473692475707473692475616060762777i2557472 6179607561737270318028 1828i2556160i2558227322067646568596357677261602460308658i255206764626366308658i2552067646263662130706973816060706973816060616060762777i2557475 81796924697370743157585958 i25530201831i2556174i25562i255727020676465685963576774726070185887596291928658i2558867i2553167656567185887596291928658i2558867i25531676565672130706973787275706973787275616060762777i2557475 7879787869737870318028 1828i2556160i2558227322067646568596357677260602461308658i255206764626366308658i2552067646263662130706973246975706973246975616060762777i2557424 8179727481732424318028 1828i2556160i2558227322067646568596357677260606170308658i255206764626366308658i2552067646263662130707273618160707273618160616060762777i2557461 2479696972737281318028 1828i2556160i2558227322067646568596357677260696170308658i255206764626366308658i2552067646263662130707073602474707073602474616060762777i2556981 7079756160737272318028 1828i2556160i2558227322067646568596357677260246175308658i255206764626366308658i2552067646263662130707573817061707573817061616060762777i2556981 24798169757374741858656562 8458i2558867i255209187895859672067646568596357676169247883678463676585308658i2552067646263662130707573706175707573706175616060762777i2556978 7079692474737281318028 1828i2556160i2558227322067646568596357677874697583678463676585836784636765852130707573617469707573617469616060762777i2556978 607978816973757018936565628458i2558858 i25529646790876766i25562i255809194586291655820676465685963576775607260206359636591599120588764678789672130757073698124757073698124616060762777i2556974 24796970617369813157 585958i2556024i2558227322628303021809187896765626680918789676562662130757073707478757073707478616060762777i2556974 60797472817324603157 585958i2552460i2558227322067646568596357677261706074308658i255206764626366308658i2552067646263662130702473247260702473247260616060762777i2556969 697924818173757482677162878867i255225866 6667i25530628789586567i2558867i25530679088622067646568596357672470726160809187896765626680918789676562662130757073607069757073607069616060762777i2556969 24797572707374743157 585958i2552460i2558227322067646568596357677260606975308658i255206764626366308658i2552067646263662130706173816160706173816160616060762777i2556969 6079812470737872318028 1828i2556160i2558227322067646568596357677081748174308658i255206764626366308658i2552067646263662130706173707072706173707072616060762777i2556972 7579696072737869318028 1828i2556160i2558227322067646568596357677081726072308658i255206764626366308658i2552067646263662130706173607560706173607560616060762777i2556970 7479607270737878318028 1828i2556160i2558227322067646568596357677081748169308658i255206764626366308658i2552067646263662130706073722470706073722470616060762777i2556975 8179607478732474318028 1828i2556160i25582273220676465685963576769702472308658i255206764626366308658i2552067646263662130706073726060706073726060616060762777i2556975 7879698169736975318028 1828i2556160i2558227322067646568596357677260247469308658i255206764626366308658i2552067646263662130706073617861706073617861616060762777i2556975 7579696924737469318028 1828i2556160i2558227322067646568596357677874618183678463676585836784636765852130706073607575706073607575616060762777i2556975 61797524787374723157 585958i2552460i2558227322067646568596357677261757570308658i255206764626366308658i2552067646263662130758173706174758173706174616060762777i2556924 6179696161736160318028 1828i2556160i2558227322067646568596357677261246061308658i255206764626366308658i2552067646263662130757873757024757873757024616060762777i2556960 7079697281736924318028 1828i2556160i2558227322067646568596357677874757583678463676585836784636765852130757873247069757873247069616060762777i2556960 757961726073706118586565628458 i2558063675995i2552979i2552929i25562i2552929292067646568596357676175707470308658i25596679765916257i2558867i255266757896798915767i255986757856591582130757873708178757873708178616060762777i2557281 72797472817375783157 585958i2552460i2558227322067646568596357677260246124308658i255206764626366308658i2552067646263662130757473697070757473697070616060762777i2557281 7579697272736124318028 1828i2556160i2558227322067646568596357677878617583678463676585836784636765852130757473757278757473757278616060762777i2557278 81796170817372703157 585958i2552460i2558227322067646568596357677261706069308658i255206764626366308658i2552067646263662130757473612470757473612470616060762777i2557278 7279707270737274318028 1828i2556160i2558227322067646568596357677081818174308658i255206764626366308658i2552067646263662130757473606924757473606924616060762777i2557278 707970747273247518586565 628458i2558867i25516656291672067646568596357677824727283678463676585836784636765852130756973816972756973816972616060762777i2557278 247981706073747818586565 628458i2558867i25516656291672067646568596357677824726983678463676585836784636765852130756973782424756973782424616060762777i2557278 60796981757372243157 585958i2552460i2558227322067646568596357678170247283678463676585836784636765852130756973747472756973747472616060762777i2557274 81798170697360603157 585958i2552460i2558227322067646568596357678170727583678463676585836784636765852130756973248161756973248161616060762777i2557274 2479756169737570318028 1828i2556160i2558227322067646568596357677260706981308658i255206764626366308658i2552067646263662130757273692460757273692460616060762777i2557269 6179747524738160318028 1828i2556160i2558227322067646568596357678170756083678463676585836784636765852130757273727478757273727478616060762777i2557269 617960742473612418586565628458i255 8867i2558265636467i2552979i2552929i25562i2552929292067646568596357676124786960308658i25596679765916257i2558867i255266757896798915767i255986757856591582130756973606170756973606170616060762777i2557272 74797561707372693157 585958i2552460i2558227322067646568596357677261246170308658i255206764626366308658i2552067646263662130757273756081757273756081616060762777i2557272 6979787569732475318028 1828i2556160i2558227322067646568596357677081816960308658i255206764626366308658i2552067646263662130757073782460757073782460616060762777i2557270 81796161787324723157 585958i2553020i255183120676465685963576774707469185887596291928658i2558867i2553167656567185887596291928658i2558867i25531676565672130757073746960757073746960616060762777i2557270 78796174787375701858656562 8458i255315894i2558263646365582067646568596357676124246978308658i25596679765916257i2558867i255266757896798915767i255986757856591582130757273617475757273617475616060762777i2557270 7079756061737275318028 1828i2556160i2558227322067646568596357677081817270308658i255206764626366308658i2552067646263662130757573818172757573818172616060762777i2557275 69796161727369723157 585958i2552460i2558227322067646568596357677261246172308658i255206764626366308658i2552067646263662130757573726024757573726024616060762777i2557224 78797570607378813157 585958i2552460i2558227322067646568596357678170246983678463676585836784636765852130757573248170757573248170616060762777i2557224 7279607272738170318028 1828i2556160i2558227322067646568596357677261707078308658i255206764626366308658i2552067646263662130757573607874757573607874616060762777i2557224 6179748169732424318028 1828i2556160i2558227322067646568596357677081787869308658i255206764626366308658i2552067646263662130756173817270756173817270616060762777i2557260 7579812424736178318028 1828i2556160i2558227322067646568596357677081786061308658i255206764626366308658i2552067646263662130756173727861756173727861616060762777i2557081 78796070707372813157 585958i2553020i2551831206764656859635767746060308658i255206764626366185887596291928658i2558867i25531676565672130616124737875787561737524702478762777i2557081 7579817872737524318028 1828i2556160i2558227322067646568596357677081726124308658i255206764626366308658i2552067646263662130756173617524756173617524616060762777i2557081 6079817274737075318028 1828i2556160i2558227322067646568596357677081817278308658i255206764626366308658i2552067646263662130756173607474756173607474616060762777i2557081 6079607869738161318028 1828i2556160i2558227322067646568596357677081726060308658i255206764626366308658i2552067646263662130756173607461756173607461616060762777i2557081 6079606061737472318028 1828i2556160i2558227322067646568596357677081726024308658i255206764626366308658i2552067646263662130756173602470756173602470616060762777i2557078 8179247081737261318028 1828i2556160i2558227322067646568596357677081818178308658i255206764626366308658i2552067646263662130756073788160756073788160616060762777i2557078 74796170707361743157 585958i2556160i25582273220676465685963576769246178308658i255206764626366308658i2552067646263662130756073606060756073606060616060762777i2557074 757961607873692482677162878867i255225866 6667i25530628789586567i2558867i25530679088622067646568596357676174752461809187896765626680918789676562662130247073248169247073248169616060762777i2557074 2479697461737075318028 1828i2556160i25582273220676465685963576769707561308658i255206764626366308658i2552067646263662130248173696975248173696975616060762777i2557069 74797481707360753157 585958i2556124i2558227322067646568596357677261706070308658i255206764626366308658i2552067646263662130248173707860248173707860616060762777i2557069 70798161707375783157 585958i2552460i2558227322067646568596357678170242483678463676585836784636765852130248173246161248173246161616060762777i2557069 6079697460737281318028 1828i2556160i2558227322067646568596357677260606181308658i255206764626366308658i2552067646263662130248173618161248173618161616060762777i2557069 6079757275736961318028 1828i2556160i2558227322067646568596357677081818169308658i255206764626366308658i2552067646263662130248173607524248173607524616060762777i2557072 7479787074737461318028 1828i2556160i2558227322067646568596357677081787878308658i255206764626366308658i2552067646263662130247873786075247873786075616060762777i2557072 707924757573616918586565628458 i2558063675995i2552979i2552929i25562i2552929292067646568596357676175707424308658i25596679765916257i2558867i255266757896798915767i255986757856591582130248173607024248173607024616060762777i2557070 8179707570737070318028 1828i2556160i2558227322067646568596357677081816975308658i255206764626366308658i2552067646263662130247473747881247473747881616060762777i2557075 78792475707324603157 585958i2556075i2551627206764656859635767246072607516656759656371166567596563712130617873617560617873617560616060762777i2557075 70798161757378743157 585958i2552460i2558227322067646568596357677260757870308658i255206764626366308658i2552067646263662130247473726169247473726169616060762777i2557075 75798175247360743157 585958i2552460i2558227322067646568596357677260602470308658i255206764626366308658i2552067646263662130247473607561247473607561616060762777i2557024 69792478757370783157 585958i2552460i2558227322067646568596357677260757481308658i255206764626366308658i2552067646263662130246973707074246973707074616060762777i2557061 7479607460737078318028 1828i2556160i2558227322067646568596357677081726181308658i255206764626366308658i2552067646263662130246973246975246973246975616060762777i2557061 70796174697369751858656562 8458i2558867i2558265636467i25529982067646568596357676124747274308658i25596679765916257i2558867i255266757896798915767i255986757856591582130246973697272246973697272616060762777i2557061 2479707869736069 01343i255458993100598240i2557i2550101054010210373i25559420467510470

011203405i255271829i2550110111112131214151510111516171716181920212217i25524i25525i25526272826212717292130i2551728i2553121i255292218282726282716172132 13334 3536333738i255394041364234434441363937i2553738353645443333363937i255333643464247483733474337453444393738337403736934374049i25540333640i255505140524549403340535440i25540333640i255505140524549403340535440i2553536334336393740553604134443937i2553536 33i255333655474837334037473439i255 3433i25556 33404337473439 3157 585958i2552460i2556127322062636465596657626760602468306958i255206263706671306958i2552062637066712130246872607360246872607360746060752776i2557774 7478247374722474317928 1828i2557460i2556127322062636465596657627380608081628266626483816282666264832130246872606060246872606060746060752776i2557774 6078602484726077317928 1828i2557460i2556127322062636465596657627784738085306958i255206263706671306958i2552062637066712130246772737373246772737373746060752776i2557760 73782467777273843157 585958i2552460i2556127322062636465596657626760602424306958i255206263706671306958i2552062637066712130246772776060246772776060746060752776i2557760 607867806072608531575859 58i2557480i2553020i25529i25570i25529292062636465596657627784777477306958i255206263706671306958i2552062637066712130246772746084246772746084746060752776i2558584 67788480747277743157 585958i2552460i2556127322062636465596657626760607473306958i255206263706671306958i2552062637066712130247772842468247772842468746060752776i2558584 85786084687277843157 585958i2552460i2556127322062636465596657626760248084306958i255206263706671306958i2552062637066712130247772806074247772806074746060752776i2558573 84786777607224843157 585958i2552460i2556127322062636465596657626760602460306958i255206263706671306958i2552062637066712130248572737724248572737724746060752776i2558580 67788484687280683157 585958i2552460i2556127322062636465596657626760248477306958i255206263706671306958i2552062637066712130242472846060242472846060746060752776i2558568 7478748573726060317928 1828i2557460i2556127322062636465596657627373606081628266626483816282666264832130242472608467242472608467746060752776i2558577 73787785687268743157 585958i2556085i2556127322628303021798687886264707179868788626470712130748072682460748072682460746060752776i2558577 2478808474727377317928 1828i2557460i2556127322062636465596657627784846724306958i255206263706671306958i2552062637066712130246072808084246072808084746060752776i2558524 80786884857284673157 585958i2552460i2556127322062636465596657626760607468306958i255206263706671306958i2552062637066712130246072807468246072807468746060752776i2558524 6878688460728468317928 1828i2557460i2556127322062636465596657627784778485306958i255206263706671306958i2552062637066712130748472688068748472688068746060752776i2558574 6078248484728585317928 1828i2557460i2556127322062636465596657628477677781628266626483816282666264832130747372848060747372848060746060752776i2552484 8478746824728567317928 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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY CLARAÍBA

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost – plus income earned up to the closing dates of the years –, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.

- **Property, plant and equipment**

Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred.

An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss.

Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-02 - Attachment 3 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

### IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

### Impairment
See Impairment losses

### Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

### Income Approach
Valuation method for converting the present value of expected economic benefits.

### Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

### Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

### International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

### Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

### Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

## L

### Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

### Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

## M

### Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

### Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

## N

### Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

### Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

## O

### Operating Assets
Assets that are basic to the company's operations.

### Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-09 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX BA PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX BA PARTICIPAÇÕES S.A., hereinafter denominated VITEX BA, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 43.173.154/0001-98, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-09 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of VITEX BA, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of VITEX BA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX BA as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX BA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-09 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 847,916,828.06** (eight hundred and forty-seven million, nine hundred and sixteen thousand, eight hundred and twenty-eight reais and six cents), as stated in the **VITEX BA**'s balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12nd, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 16:45:14 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice-President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-09 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX BA
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-09 4

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012345i255789101112i2551415i255161517109189161518191120i255202115212223232324252627282930i2555i2553132337343233735313637373773839404142442431i255294444546471424642i2554842495045454511i2555047i2553237363752365337535354505549454643561 2724555546574649443561 48585045495949461i25560446142 48585045495949461i255604244504546145 i255i25515109819i255i255i255i25518917186263 15641011 i255i255i255i255i255i25565920161964 91496396515651120 i255i255i255i255i255i255i255i25514116420i255 6462661117671791920 i255i255i255i255i255i255i255i255i255i25514156418 19i2551819641015i2556619896611641019 i255i255i255i255i255i255i255i255i255i255i255i25535406840754 732768525354 i255i255i255i255i255i255i255i255i255i255i255i255416028 2769i25570716072i25573366073873873873831383753i255i255i255747474 747474747474752576257765 i255i255i255747474747474747477787776798065 i255i255i255i255i255i255i255i255i255i25581141564 1819i2551819641015i2556619896611641019i255i255i255747474 747474747474752576257765 i255i255i255747474747474747477787776798065 i255i255i255i255i255i255i255i2558114116420 i2556462661117671791920i255i255i255747474 747474747474752576257765 i255i255i255747474747474747477787776798065 i255i255i255i255i255i25581659201619 6491496396515651120 i255i255i255i255i255i25515166391815 82831120i25563984629651185i25596611659151015 i255i255i255i255i255i255i255i2551086106263 1920i2558156321i2556619149639671791920 i255i255i255i255i255i255i255i255i255i25510861062 631920i2556511i2551711646515i2558791215 i255i255i255i255i255i255i255i255i255i255i255i255i2553768373754 4040393334353968353154 i255i255i255i255i255i255i255i255i255i255i255i25571707188 896973i2555448i2559048285460i25507091607387385338738738377i255i255i255747474 747474747474742376232365 i255i255i255747474742525922193759276752465 i255i255i255i255i255i255i255i255i255i25581108610 62631920i2556511i2551711646515i2558791215i255i255i255747474 747474747474742376232365 i255i255i255747474742525922193759276752465 i255i255i255i255i255i255i255i2558110861062 631920i2558156321i2556619149639671791920i255i255i255747474 747474747474742376232365 i255i255i255747474742525922193759276752465 i255i255i255i255i255i25581151663918 1582831120i25563984629651185i25596611659151015 i255i255i255i255i255i2551819641015 20i25515i25517111811141117 i255i255i255i255i255i255i255i2559661619 20101920i25515i255171118621611171517 i255i255i255i255i255i255i255i255i255i2559171787i255i255i255i255i255i255i255i255i255343337323768373454 3768373754 i255i255i255i255i255i255i255i255i255i255i255i2557336i25560 298970276094954873i25507028602827487090607373873831385238738377i255i255i2557474 74747474932123782376239365 i255i255i255747474747474747474742376232365 i255i255i255i255i255i255i255i255i255i2558191717 87 i255i255i255i255i255i255i255i255i255i2559171696 9718206363i2551112111718861891920i2551564101117919171120 i255i255i255i255i255i255i255i255i255i255i2555331768393454 53533968344054 i255i255i255i255i255i255i255i255i255i255i255i25570902930 i2557360895469i2552848986071709969i25538i25553375377387383138523835385331 i255i255i255i255i255i255i255i255i255i255i255732768373554 7533168313554 i255i255i255i255i255i255i255i255i255i255i255i255277389 89i2557360895469i2552848986071709969i25538i25553375377387383138523835385335i255i255i255747474 747474747478937876238065 i255i255i255747474747474747478752476807865 i255i255i255i255i255i255i255i255i255i2558191716 969718206363i2551112111718861891920i2551564101117919171120i255i255i2557474 74747474932124237876239265 i255i255i255747474747474747478752476807865 i255i255i255i255i255i255i255i255819661619 20101920i25515i255171118621611171517i255i255i2557474 74747474932124237876239265 i255i255i255747474747474747478752476807865 i255i255i255i255i255i2558118196410 1520i25515i25517111811141117i255i255i2557474 74747474932124797776922365 i255i255i255747474742592232180247576789265 i255i255i255i2558110i255100i255101i255102i255103 i255i255104i255i2551891718626315641011 i255i255i255i2556410519i25518917 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012345i255789101112i2551415i255161517109189161518191120i255202115212223232324252627282930i2555i2553132333435323334363137383838343940414242443441i255294454647481434742i2554943505146464521i2555148i2553238373853377387754515550464744561 2724555547574750444561 49585146505950471i25560456142 49585146505950471i255604345514647146 i255i255161520209819i255i255i255i25518917186263 15641011 i255i255i255i255i255i2551819641015 20i25515i2551615651517 i255i255i255i255i255i255i255i25518196410 1520i25515i2551615651517 i255i255i255i255i255i255i255i255i255i255196210 171920i2556667149101920i25568i255116916i2551520201918915661520i255 i255i255i255i255i255i255i25534363338383870383827 3870383827 i255i255i255i255i255i255i255i255i255i255i255i255717273 4974i2557529i25529607673722772296077784975i25575336033739343973973932393832 i255i255i255i255i255i255i255i255i255413334383570313427 3870383827 i255i255i255i255i255i255i255i255i255i255i255i255717273 4974i2557975i25529607673722772296077784975i25575336033739343973973932393853i255i255i2558080 80808081822183238485248318 i255i255i255808080808080808080802385232318 i255i255i255i255i255i255i255i255i255i25586196210 171920i2556667149101920i25568i255116916i2551520201918915661520i255i255i2558080 80808081822183238485248318 i255i255i255808080808080808080802385232318 i255i255i255i255i255i255i255i25586181964 101520i25515i2551615651517i255i255i2558080 80808081822183238485248318 i255i255i255808080808080808080802385232318 i255i255i255i255i255i2558618196410 1520i25515i2551615651517 i255i255i255i255i255i255191417965 1587881120i255899201815920 i255i255i255i255i255i255i255i2559691619 2010192085i255181964101791462987881120i25511i2551015121520 i255i255i255i255i255i255i255i255i255i2559691619 2010192085i255181964101791462987881120i25511i2551015121520 i255i255i255i255i255i255i255i255i255i255i255i255343670324127 3870383827 i255i255i255i255i255i255i255i255i255i255i255i25529727537 279007228753727759191i25560i25576492790919249767393439363931393439387 i255i255i255i255i255i255i255i255i255i255i255i255i2553870383127 3277040727 i255i255i255i255i255i255i255i255i255i255i255i255297275i255 60i255764927909192497673934393639313934393853 i255i255i255i255i255i255i255i255i255i255i255i255i255387074027 738770364127 i255i255i255i255i255i255i255i255i255i255i255i25527900 722875i25560i255764927909192497673934393639313934393835i255i255i255808080 808080808080839385848318 i255i255i255808080808080808081829385932318 i255i255i255i255i255i255i255i255i255i2558696916 192010192085i255181964101791462987881120i25511i2551015121520i255i255i255808080 808080808080839385848318 i255i255i255808080808080808081829385932318 i255i255i255i255i255i255i255i255869691619 2010192085i255181964101791462987881120i25511i2551015121520i255i255i255808080 808080808080839385848318 i255i255i255808080808080808081829385932318 i255i255i255i255i255i25586191417965 1587881120i255899201815920 i255i255i255i255i255i2551962101715 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i255i255i255i255i255i2551169161767 20109691920i25511i25589964156418915691164101920 i255i255i255i255i255i255i255i255641518919 6415920 i255i255i255i255i255i255i255i255i255i255661114103 641062171120 i255i255i255i255i255i255i255i255i255i255i255i255i2553870383827 533232333140313334343570313427 i255i255i255i255i255i255i255i255i255i255i255i255279028 7149767510471497275i2554979i2556077784975739739739343931393834i255i255i255808080 808080808080802385232318 i255i255i2551058282212497242183838485248318 i255i255i255i255i255i255i255i255i255i25586661114 103641062171120i255i255i255808080 808080808080802385232318 i255i255i2551058282212497242183838485248318 i255i255i255i255i255i255i255i25586641518 9196415920i255i255i255808080 808080808080802385232318 i255i255i2551058282212497242183838485248318 i255i255i255i255i255i2558611691617 6720109691920i25511i25589964156418915691164101920i255i255i255808080 808080808080802385232318 i255i255i2551058282212497242183838485248318 i255i255i255i2558610i25598i25599i255100i255101 i255i25568i255i2556410219i2551891718626315641011 i255i255i255i25516151017969 1964919i2556391066296619 i255i255i255i255i255i25518151691015 63i25520191891563 i255i255i255i255i255i255i255i255181516910 1563i25520621420181791019 i255i255i255i255i255i255i255i255i255i2551815169 101563i25520191891563i25520621420181791019 i255i255i255534140333153413340363170313227323633343132334036367074027i255i255i255i255i255i255i255i255i255i255i255i2555449i2555490797227729172605490i2552890i2552960727573931393439343934393834i255i255i25510525972124105252197932485248218i255i255i255808293218324822197939385819718i255i255i255i255i255i255i255i255i255i255861815169101563i25520191891563i25520621420181791019i255i255i25510525972124105252197932485248218i255i255i255808293218324822197939385819718i255i255i255i255i255i255i255i255861815169101563i25520621420181791019

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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX BA

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-09 - Attachment 2 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

### IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

### Impairment
See Impairment losses

### Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

### Income Approach
Valuation method for converting the present value of expected economic benefits.

### Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

### Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

### International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

### Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

### Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

## L

### Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

### Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

## M

### Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

### Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

## N

### Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

### Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

## O

### Operating Assets
Assets that are basic to the company's operations.

### Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

# P

## Parent Company
An entity that has one or more subsidiaries.

## Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

## Present Value
The estimated present value of discounted net cash flows in the normal course of business.

## Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

## Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

# R

## Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

## Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

## Remaining Life
A property's remaining life.

## Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

## Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

## Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

## Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

## Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

## Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

# S

## Shareholders' Equity at Market Prices
See Assets Approach.

## Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

## Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

# T

## Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

## Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

# U

## Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

# V

## Valuation
Act or process of determining the value of an asset.

## Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-05 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA BA PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA BA PARTICIPAÇÕES S.A., hereinafter denominated PARKIA BA, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 42.108.507/0001-03, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-05 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of PARKIA BA, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of PARKIA BA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA BA as of June 30, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA BA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-05 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 1,130,578,024.49** (one billion, one hundred and thirty million, five hundred and seventy-eight thousand, twenty-four reais and forty-nine cents), as stated in the **PARKIA BA**'s balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12nd, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 16:45:06 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice-President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-05 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA BA
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-05 4

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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA BA

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-05 - Attachment 2 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

## DCF (Discounted Cash Flow
Discounted cash flow.

## D & A
Depreciation and amortization.

## Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

## Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

## Direct Production Cost
Spending on inputs, including labor, in the production of goods.

## Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

# E

## EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

## EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

## Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

## Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

## Enterprise Value
Economic value of the company.

## Equity Value
Economic value of the equity.

## Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

# F

## Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

## Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

## Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

## Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

# G

## Goodwill
See Premium for Expected Future Profitability.

# I

## IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

## IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

## IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

## Impairment
See Impairment losses

## Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

## Income Approach
Valuation method for converting the present value of expected economic benefits.

## Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

## Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

## International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

## Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

## Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

# L

## Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

## Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

# M

## Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

## Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

# N

## Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

## Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

# O

## Operating Assets
Assets that are basic to the company's operations.

## Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

# P

## Parent Company
An entity that has one or more subsidiaries.

## Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

## Present Value
The estimated present value of discounted net cash flows in the normal course of business.

## Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

## Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

# R

## Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

## Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

## Remaining Life
A property's remaining life.

## Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

## Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

## Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

## Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

## Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

## Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

# S

## Shareholders' Equity at Market Prices
See Assets Approach.

## Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

## Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

# T

## Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

## Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

# U

## Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

# V

## Valuation
Act or process of determining the value of an asset.

## Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-01 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

## APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF GARACUÍ COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of GARACUÍ COMERCIAL S.A., hereinafter denominated GARACUÍ, based at Rua Marechal Costa e Silva, no. 406, Bela Vista, City of Teixeira de Freitas, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.282.910/0001-32, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-01 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of GARACUÍ, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

The assets comprise the properties detailed in Attachment 2 of this Appraisal Report.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of GARACUÍ is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of GARACUÍ as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of GARACUÍ. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-01 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 1,130,487,893.45** (one billion, one hundred and thirty million, four hundred and eighty-seven thousand, eight hundred and ninety-three reais and forty-five cents), as stated in the **GARACUÍ's** balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12th, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791 Dados: 2022.08.12 12:22:16 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-01 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. PROPERTIES TO BE INCORPORATED
3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY GARACUÍ
4. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-01 4

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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY GARACUÍ

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost – plus income earned up to the closing dates of the years –, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.

- **Property, plant and equipment**

Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred.

An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss.

Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-01 - Attachment 3 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

## IFRS (International Financial Reporting Standards)

International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

## Impairment

See Impairment losses

## Impairment Losses (impairment)

Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

## Income Approach

Valuation method for converting the present value of expected economic benefits.

## Indirect Production Cost

Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

## Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

## International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

## Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

## Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

# L

## Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

## Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

# M

## Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

## Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

# N

## Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

## Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

# O

## Operating Assets

Assets that are basic to the company's operations.

## Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

01120340 5i2552 71829i255i2550110111112131214 1515 101616i2551739718i255194 i25510293 20310212274i255423023i255

| APPRAISAL REPORT: | AP-00656/22-11 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX MS PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX MS PARTICIPAÇÕES S.A., hereinafter denominated VITEX MS, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 43.173.259/0001-47, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-11 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of VITEX MS, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of VITEX MS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX MS as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX MS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-11 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 598,396,625.92** (five hundred and ninety-eight million, three hundred and ninety-six thousand, six hundred and twenty-five reais and ninety-two cents), as stated in the **VITEX MS's** balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12th, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 12:24:57 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-11 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX MS
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-11 4

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i255 1 221 34567 2 i2559i255

## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX MS

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-11 - Attachment 2 1

i255 1 221 34567 2 i2559i255

# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

### IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

### Impairment
See Impairment losses

### Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

### Income Approach
Valuation method for converting the present value of expected economic benefits.

### Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

### Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

### International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

### Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

### Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

## L

### Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

### Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

## M

### Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

### Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

## N

### Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

### Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

## O

### Operating Assets
Assets that are basic to the company's operations.

### Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

## P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

## R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

## S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

## T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

## U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

## V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

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| APPRAISAL REPORT: | AP-00656/22-07 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA MS PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA MS PARTICIPAÇÕES S.A., hereinafter denominated PARKIA MS, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 42.566.153/0001-40, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-07 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of PARKIA MS, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of PARKIA MS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA MS as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA MS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-07 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 797,805,411.83** (seven hundred and ninety-seven million, eight hundred and five thousand, four hundred and eleven reais and eighty-three cents), as stated in the **PARKIA MS**'s balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12nd, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 16:45:25 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice-President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-07 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA MS
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-07 4

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i255 1 221 34567 2 i2559i255

## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA MS

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.

- **Investments**

The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-07 - Attachment 2 1

i255 1 221 34567 2 i2559i255

# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow

Discounted cash flow.

### D & A

Depreciation and amortization.

### Depreciable Value

Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation

Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost

Spending on inputs, including labor, in the production of goods.

### Discount Rate

Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)

Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)

Earnings before interest, taxes, preciation and amortization.

### Economic Benefits

Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise

Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value

Economic value of the company.

### Equity Value

Economic value of the equity.

### Expertise

Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities

Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value

Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease

That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset

Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill

See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)

Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)

International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

## IFRS (International Financial Reporting Standards)

International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

## Impairment

See Impairment losses

## Impairment Losses (impairment)

Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

## Income Approach

Valuation method for converting the present value of expected economic benefits.

## Indirect Production Cost

Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

## Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

## International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

## Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

## Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

# L

## Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

## Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

# M

## Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

## Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

# N

## Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

## Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

# O

## Operating Assets

Assets that are basic to the company's operations.

## Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

## P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

## R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

## S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

## T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

## U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

## V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

011203405i255271829i255i255 0110111112131214 1515 101116i255171804i255190 2304i25520 8197220305i255421021i255

| APPRAISAL REPORT: | AP-00656/22-03 | VALUATION DATE: | June 30th, 2022 |
|---|---|---|---|

# APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF DUAS MARIAS COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of DUAS MARIAS COMERCIAL S.A., hereinafter denominated DUAS MARIAS, based at Avenida Afonso Pena, no. 5,723, room 1,601, Santa Fé, City of Campo Grande, State of Mato Grosso do Sul, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.328.576/0001-00, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-03 1

## 1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of DUAS MARIAS, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO.

The assets comprise the properties detailed in Attachment 2 of this Appraisal Report.

## 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of DUAS MARIAS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report.

## 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of DUAS MARIAS as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of DUAS MARIAS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-03 2

## 4. CONCLUSION

Based on the work carried out, we concluded that the amount of **BRL 797,707,412.22** (seven hundred and ninety-seven million, seven hundred and seven thousand, four hundred and twelve reais and twenty-two cents), as stated in the **DUAS MARIAS's** balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices.

Rio de Janeiro, August 12th, 2022.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2022.08.12 12:22:59 -03'00'

**LUIZ PAULO CESAR SILVEIRA**
Vice President
Accountant (CRC/RJ-118.263/P-0)

Appraisal Report AP-00656/22-03 3

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. PROPERTIES TO BE INCORPORATED
3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY DUAS MARIAS
4. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-03 4

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## SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY DUAS MARIAS

- **Cash and cash equivalents**

Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost – plus income earned up to the closing dates of the years –, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.

- **Property, plant and equipment**

Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred.

An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss.

Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

Appraisal Report AP-00656/22-03 - Attachment 3 1

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# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

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## IFRS (International Financial Reporting Standards)

International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

## Impairment

See Impairment losses

## Impairment Losses (impairment)

Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

## Income Approach

Valuation method for converting the present value of expected economic benefits.

## Indirect Production Cost

Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

## Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

## International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

## Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

## Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

# L

## Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

## Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

# M

## Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

## Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

# N

## Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

## Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

# O

## Operating Assets

Assets that are basic to the company's operations.

## Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

## P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

## R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

## S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

## T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

## U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

## V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

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PORTUGUESE VERSION SHALL PREVAIL

**EXHIBIT II**
**OF THE PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF THE TARGET COMPANIES BY SUZANO S.A.**

*Offices and Branches of the Target Companies*

| Company | Current Taxpayers Registry Number (CNPJ) | City | State | State Registration Number | Taxpayers Registry Number (CNPJ) of the correspondent branch of Suzano which will absorb the activities of the former branch |
|---|---|---|---|---|---|
| Rio Verde | At registration stage | Inocência | MS | At registration stage | 16404287079150 |
| Rio Verde | 29315065000299 | Ribas do Rio Pardo | MS | 28.817.278-7 | 16404287071095 |
| Duas Marias | 19328576000291 | Três Lagoas | MS | Não há | 16404287044012 |
| Duas Marias | 19328576000372 | Três Lagoas | MS | Não há | 16404287044012 |
| Duas Marias | 19328576000453 | Três Lagoas | MS | Não há | 16404287044012 |
| Duas Marias | 19328576000534 | Três Lagoas | MS | Não há | 16404287044012 |
| Duas Marias | 19328576000615 | Brasilândia | MS | Não há | 16404287048000 |
| Caravelas | 15489351000266 | Nova Viçosa | BA | 104.985.634 | 16404287041773 |
| Caravelas | 15489351000428 | Nova Viçosa | BA | 154.990.002 | 16404287041420 |
| Caravelas | 15489351000509 | Mucuri | BA | 163.226.930 | 16404287041340 |

PORTUGUESE VERSION SHALL PREVAIL EXHIBIT II I OF THE PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF THE TARGET COMPANIES BY SUZANO S.A .. Real Estate Property Registries of the Companies